9/20

BEST AVAILABLE COPY

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sidel

*CURRENT ADDRESS

**FORMER NAME

PROCESSED OCT 0 2 2002 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4396 FISCAL YEAR 12-31-01

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 9/24/02

2001 Annual Report

82-4396
AR/S
12-31-01



SIDEL

SIDEL

Report of the Management Board

To the Annual General Meeting of june 26, 2002

Dear Shareholders,

Your Company, which was formerly a corporation with a Board of Directors, was changed by the Extraordinary General Meeting of April 22, 2002 into a corporation with a Management Board and Supervisory Board. The latter appointed us to the Management Board on the same day, and named Gérard Stricher as Chairman of the Management Board, which he accepted.

The Board of Directors, which was in charge of the management and governance of your company up to April 22, 2002, had approved the financial statements for the year ended December 31, 2001 at its meeting of March 26, 2002, and had issued its management report and resolutions to be submitted for approval by the General Meeting to approve the financial statements for 2001.

The management report was provided in due time to the Statutory Auditors by the Board of Directors.

The Management Board, which since April 22, 2002, is in charge of the executive management of Sidel under the supervision of the Supervisory Board, is now responsible for formally calling, in accordance with applicable laws and regulations and the company's bylaws, the Annual General Meeting which had been prepared by the Board of Directors.

The Management Board therefore has the responsibility of presenting to you the management report for the year ended December 31, 2001, prepared by the Board of Directors, and to submit to your vote the resolutions written by the Board of Directors, after having read to you the Statutory Auditors' reports.

1) The Management Board has read the Statutory Auditors' reports and notes that the Special Report for the year ended December 31, 2001 mentions an agreement, governed at the time by the provisions of article L 225-38 of the French Commercial Code, which was not authorized in advance by the Board of Directors.

As a result, the Management Board has decided, in accordance with article L 225-90 of the Commercial Code, to submit this agreement to your vote, based on the information provided in the Auditors' Special Report.

Because the Company was changed into a corporation with a Management Board and Supervisory Board subsequent to the approval of the financial statements and management report by the Board of Directors, your vote on the above-mentioned agreement will be governed by the provisions of article L 225-88 of the Commercial Code, rather than article L 225-40.

2) Further, in light of the financial statements for 2001 approved by the Board of Directors, which show a substantial net loss for the year ended December 31, 2001, the Management Board feels that it would be inappropriate to suggest any dividend distribution, since such payments could only come from the company's available reserves after deduction of the said loss for the year.

The Management Board feels that the first priority is to focus all of the company's resources into ensuring its development and turnaround, and to return to profitability before considering any dividend distribution.

3) It is for the reasons above that the Management Board has added to the draft resolutions approved at the time by the Board of Directors two new resolutions, one concerning the approval of the agreement involving directors that had not been approved in advance by the Board of Directors and the other submitting to your approval in general meeting, in accordance with article L 232-12 paragraph 1 of the Commercial Code, the decision not to distribute dividends by drawing upon the reserves available in the balance sheet at December 31, 2001.

Octeville May 21, 2002

On behalf of the Management Board
Gérard Stricher - Chairman



Management Report

1. Consolidated results

In 2001, the Sidel Group reported a drop in sales for the first year since 1996. Totaling € 932.6 million for the year, consolidated sales were down 9% from 2000. In the last five years, consolidated sales increased at an average annual rate of 14.4%. For 2002, the order book at January 1 showed a modest increase compared to the year-earlier date, with € 515 million in orders versus € 510 million in 2001.

1.1 - Consolidated sales

➡ *Sales by geographical area*

(In millions of €)	2001	2000	1999	1998	1997
Europe	380.7	412.9	320.4	358.1	242.0
North America	295.6	343.8	347.0	236.2	134.3
South America	68.2	71.9	59.8	86.8	86.8
Middle East/Africa	59.4	71.1	57.8	63.3	48.7
Asia-Pacific	128.7	125.3	93.2	56.1	125.2
	932.6	**1,025.0**	**878.2**	**800.5**	**637.0**

On a constant exchange rates basis, sales were down 8.7%. There was no change in Group structure in 2001.

Consolidated sales contracted by 10.3% in the first half then declined by a more modest 7.5% in the second half. Sales were lower in all geographical areas except the Asia-Pacific region, which turned in another strong performance in 2001.

➡ *Contribution to consolidated sales by Division*

(In millions of €)	2001	2000	1999	1998	1997
Blow Molding-Filling	628.3	704.1	676.9	642.8	554.4
Engineering-Conveying	120.8	148.6	109.4	87.3	16.3
Overwrapping-Palletization	60.5	55.5	51.5	48.5	48.6
Health-Beauty	123.0	116.8	40.4	21.9	17.7
	932.6	**1,025.0**	**878.2**	**800.5**	**637.0**

Fiscal 2001 was a difficult year in the market for PET packaging equipment, particularly in mainstream applications such as water and carbonated beverages. This environment was largely responsible for the 11% fall in sales recorded by the Blow Molding-Filling division. No new Actis™ machines were invoiced in 2001, however machines delivered in 2000 are now in operation and produced more than 50 million bottles in 2001.

Among the other divisions, Engineering reported a 19% decline in sales which was only partially offset by satisfactory growth in Overwrapping division sales (+9%), and the robust performance of Heath-Beauty (+5%).

➡ *Sales by product*

(In millions of €)	2001	2000	1999	1998	1997
Machines	526.0	568.6	555.1	542.7	422.4
Complete lines	142.9	202.5	155.5	105.9	86.7
Services	263.7	253.9	167.6	151.9	127.9
	932.6	**1,025.0**	**878.2**	**800.5**	**637.0**

In this breakdown of sales, machines manufactured by Group companies for inclusion in complete lines are recorded under complete lines and not as separate machines.

• Sales of **stand-alone machines**, i.e. machines not sold as part of complete bottling lines made by the Group, declined by 7.5% in 2001. This downswing was chiefly attributable to Sidel SA, which was adversely affected by the difficult sales environment, as well as the firming in PET prices which deterred new entrants to the market. Despite this, Sidel's market share in blow molding machinery remained unchanged in 2001.

• The deterioration in sales of **complete packaging lines** reflected a sharp contraction in Gebo's sales in North America. Sales of complete PET bottling lines declined in similar proportions to those of stand-alone machinery for PET blow molding.

• Conversely, **service sales** continued to expand, boosted by growth in the installed base of Sidel machines which in turn fuels demand for spare parts and servicing as well as molds for new packaging designs.

→ *Sales by segment*

(In millions of €)	2001	%	2000	%	1999	%
Carbonated drinks	250.2	26.8	224.7	21.9	271.3	30.9
Water	177.1	19.0	249.5	24.3	237.2	27.0
Fruit juice	76.9	8.2	52.8	5.2	33.5	3.8
Milk	30.9	3.3	58.3	5.7	28.2	3.23.2
Beer	47.8	5.1	83.9	8.2	50.2	5.7
Other beverages	68.5	7.4	89.3	8.7	96.5	11.0
Total beverages	**651.4**	**69.8**	**758.5**	**74.0**	**716.9**	**81.6**
Other food	119.8	12.9	97.2	9.5	68.4	7.8
Non-food	161.4	17.3	169.3	16.5	92.9	10.6
	932.6	**100.0**	**1,025.0**	**100.0**	**878.2**	**100.0**

The breakdown of sales by segment shows an upturn in carbonated beverages and a significant deterioration in mineral water markets after two years of strong growth which had been essentially driven by the North American market.

Beverage applications accounted for a smaller share of consolidated sales in 2001 while the respective shares of other food and non-food applications, as developed by the Health-Beauty division, increased.

1.2 - Operating income

(In millions of €)	2001	%	2000	%	1999	%
Sales	932.6	100	1,025.0	100	878.2	100
Value added	273.4	29.3	319.8	31.2	293.6	33.4
EBITDA1	55.7	6.0	113.3	11.1	132.8	15.1
Operating income[1]	**21.9**	**2.4**	**70.8**	**6.9**	**112.5**	**12.8**

(1) After employee profit sharing and profit-related bonuses

Operating income deteriorated sharply in 2001, due to the following factors:

- the 9% decrease in Group sales volumes;
- heightened competitive pressures, made worse as some competitors capitalized upon the uncertainty regarding Tetra Laval's takeover of Sidel;
- an unfavorable sales mix due to lower sales in Europe and the Americas, particularly the United States, while only the Asia-Pacific region experienced growth in 2001;

◦ setbacks encountered in attempting to reduce the production cost of machines against a backdrop of contracting sales volumes and heightened pricing pressures.

The Sidel Group's earnings before interest, tax, depreciation and amortization (EBITDA) amounted to € 55.7 million, representing gross margin of 6.0%, versus 11.1% in 2000 and 15.1% in 1999.

After depreciation, amortization and provisions, which represented a charge of € 33.3 million, down from € 41.8 million in 2000, operating income came to € 21.9 million. This gave an operating margin for the year of 2.4%.

1.3 - Operating income after interest

(In millions of €)	2001	%	2000	%	1999	%
Operating income	21.9	2.4	70.8	6.9	112.5	12.8
Financial income	20.2	2.2	17.4	1.7	24.7	2.8
Financial charges	(31.9)	(3.5)	(30.2)	(2.9)	(15.7)	(1.8)
Operating income after interest	**10.2**	**1.1**	**58.0**	**5.7**	**121.5**	**13.8**

1.4 - Net income (loss)

(In millions of €)	2001	%	2000	%	1999	%
Operating income after interest	10.2	1.1	58.0	5.7	121.5	13.8
Non-operating expenses, net	(32.0)	(3.4)	(13.7)	(1.3)	(1.4)	(0.2)
Current and deferred taxes	0.5	0.1	(12.8)	(1.4)	(42.6)	(4.8)
Amortization of goodwill	(25.7)	(2.8)	(6.6)	(0.6)	(3.5)	(0.4)
Net income before minority interests	**(47.0)**	**(5.0)**	**24.9**	**2.4**	**74.0**	**8.4**
Minority interests	0.5	0.1	0.6	0.0	0.3	0.0
Net income (loss)	***(47.5)***	***(5.1)***	***24.3***	***2.4***	***73.7***	***8.4***

Non-operating expenses, which came to € 32 million, broke down as follows:

◦ Costs related to the takeover bid € 11.8 million
◦ Restructuring and redundancy costs € 7.7 million
◦ Provision for customer claims and royalty expenses € 6.4 million
◦ Déminor settlement agreement € 2.0 million
◦ Other expenses € 4.1 million

Furthermore, amortization of goodwill included a non-recurring charge of € 19.1 million which resulted from:

• a € 5.3 million write-off of goodwill previously recorded on the acquisition of La Girondine, MES and Rafale in recognition of their far lower than expected results.

• a € 13.8 million impairment charge to adjust the consolidated book value of Guérin Systems to its estimated realizable value.

After minority interests, the Sidel Group posted a net loss of € 47.5 million for the year.

1.5 - Financial situation of the Group

Cash flow

(In millions of €)	2001	2000	1999
Sources from operations	24.5	57.2	95.1
Change in working capital	36.3	(20.5)	(121.6)
Cash provided by operating activities	60.8	36.7	(26.5)
Capital expenditure	(21.4)	(44.2)	(55.2)
Free cash flow	**39.4**	**(7.5)**	**(81.7)**

Sources from operations declined sharply, essentially mirroring the significant decline in gross margins in 2001.

Investment outlays were scaled back to more manageable levels, after two years of significant capital expenditure. Sidel's production assets are modern and capacity is well adjusted to market demand. New investments completed in 2001 included the start-up of production at Sidel India's new facility in Mumbai which manufactures line equipment for blow molding machines for the Indian subcontinent.

Working capital fell by € 36.3 million, primarily due to a decline in customer receivables and a concomitant increase in down payments on orders. Free cash flow generated by the Group's businesses rose to € 39.4 million.

Consolidated balance sheet at December 31

(In millions of €)	2001	2000	1999
Total non-current assets, net	244.3	279.7	266.7
Working capital (including deferred taxes)	210.1	252.9	231.1
Total capital employed	**454.4**	**532.6**	**497.8**
Shareholders' equity (before appropriation)	245.1	290.4	356.6
Minority interests	1.8	1.4	1.0
Provisions for risks and charges	55.4	43.6	40.6
Net indebtedness (net cash equivalents)	152.1	197.2	99.6
Total	**454.4**	**532.6**	**497.8**

Total **non-current assets** declined significantly in 2001, as goodwill was reduced by € 25.7 million and the value of property, plant and equipment was written down by € 8.8 million, with acquisitions of new long-lived assets at a much more modest level.

Goodwill reached € 57.6 million at December 31, 2001, compared to € 83.3 million at the end of 2000. This € 25.7 million decline included ordinary amortization of € 6.6 million along with non-recurring charges for the impairment of goodwill on the acquisition of Girondine (€ 3.3 million), Rafale (€ 1 million), MES (€ 1 million) and Guérin (€ 13.8 million).

Working capital, including deferred taxes, fell to € 210.1 million at December 31, 2001, down € 42.8 million from the year-earlier level, primarily due to the € 40.2 million decrease in customer receivables.

Shareholders' equity declined by € 45.3 million to € 245.1 million at December 31, 2001 versus € 290.4 million on January 1, 2001. This breakdown is as follows:

(In millions of €)	
- Net loss for the year	(47.5)
- Impact of exercise of stock subscription options	2.1
- Translation adjustments	0.4
- Increase in treasury stock	(0.3)

Provisions for risks and charges rose to € 55.4 million at December 31, 2001, up from € 43.6 million a year earlier, essentially as a result of the € 12.5 million provision for claims, which included € 6.0 million in exceptional provisions.

Net indebtedness at the end of December 2001 fell to **€ 152.1 million**, compared to € 197.2 million a year earlier. This decrease was essentially due to the reduction in working capital.

1.6 - The order book at January 1, 2002

((In millions of €)	At January 1, 2002	At January 1, 2001	Change 02/01
By geographical area:			
Europe	214.0	211.9	1.0%
North America	157.0	145.7	7.8%
South America	26.0	27.4	-5.1%
Middle East/Africa	33.0	42.7	-22.7%
Asia-Pacific	85.0	82.3	3.3%
TOTAL	**515.0**	**510.0**	**+1.0%**

((In millions of €)	At January 1, 2002	At January 1, 2001	Change 02/01
By division:			
Blow Molding-Filling	370.0	389.0	-4.9%
Engineering-Conveying	61.0	56.0	8.9%
Overwrapping-Palletization	31.0	31.0	0.0%
Health-Beauty	53.0	34.0	55.9%
TOTAL	**515.0**	**510.0**	**+1.0%**

1.7 - Outlook for 2002

For the first two months of 2002, the Group's blow molding, filling, engineering and complete lines businesses recorded a 28% rise in orders compared to the same period in 2001. A confirmation of this increase is expected in March and the first quarter of the year should see a clear upturn in operating margin.

At March 1, 2002, the Group's year-to-date billings plus its order book showed a 4.3% increase compared to the year-earlier date.

In light of these factors, and the Group's current prospects, management expects full-year like-for-like sales to increase by a similar rate in 2002 and anticipates a significant improvement in operating margins.

2. Blow molding and Filling

Contribution of division to consolidated sales: 67.4%

Sales (In millions of €)	2001	2000	1999
Sidel SA	459.5	548.4	573.6
Sidel Brazil	20.3	30.8	28.3
Sidel Malaysia	26.2	29.3	17.5
MES	0.5	1.4	0.6
SAS	0.2	0.2	-
Guérin Systems	20.4	19.2	9.9
Alsim	33.2	30.8	11.7
Girondine	10.2	14.1	8.8
Rémy	42.4	38.9	30.3
Héma	19.2	17.3	16.8
Sales and service subsidiaries	123.3	103.1	77.3
Eliminations on consolidation *(within the division)*	(123.4)	(121.7)	(95.4)
Division sales	**632.0**	**711.8**	**679.4**
Division operating income	3.4	51.4	100.4
Division operating margin	0.5%	7.2%	14.8%

Sidel's position in the PET bottling systems market is founded upon its dual capability in the manufacture and filling of packaging. This enables the Group to meet customers' increasing demand for comprehensive solutions which allow them to seamlessly integrate bottle-making and bottling operations within the same location.

2.1 - Blow molding

Industrial businesses

Sidel succeeded in weathering the difficult trading conditions of 2001 while maintaining its unique position in packaging equipment markets. As in 1996, competitive pressures increased concomitantly with the slowdown in the market for PET blow-molding equipment. To offset these threats, **Sidel SA** reduced prices of certain equipment lines without compromising the quality of its customer services or the level of its research and development commitments. New products launches included a new dual-cavity machine with an output capability of 48,000 bottles per hour. The corresponding engineering and development costs were charged against income in 2001, and were thus partly responsible for the deterioration in Sidel SA's financial results. However, this investment is expected to reinforce customers' confidence in the ability of the Group to comprehensively meet their industrial needs. In 2001, Sidel SA recorded an operating loss of € 16.7 million, against operating income of € 25.8 million a year earlier.

Regarding the **Actis** treatment process, six machines have been delivered to date, five machines have been invoiced and paid, and one machine is on lease. A further six machines are on order for delivery in 2002. No new technical developments were made that changed the net book value of these assets between the 2000 and 2001 year-ends.

In 2002, Sidel SA will undertake aggressive management efforts to boost margins while continuing to enhance the technical specifications, quality and performance of its products.

Sidel Malaysia, Sidel Brazil and the other industrial subsidiaries in the Blow-Molding Division were adversely affected by market downturns in 2001. At Sidel Malaysia, operating income expanded to € 7.5 million, despite an 11% drop in sales. Persistent economic difficulties in South America severely dampened sales volumes for Sidel Brazil, which has traditionally had a track record of profitability. Operating income fell to € 0.2 million for Sidel Brazil and net losses amounted to € 1.7 million.

Sales and service subsidiaries

The subsidiaries in this business group are specialized in the marketing of services, spare parts and maintenance for the installed base of machines and provide logistics support for Sidel companies.

Nearly all of the Group's worldwide sales subsidiaries reported expanded sales in 2001. Sidel Inc. in the United States and Sidel Mexico, the largest subsidiaries in the sales and service group, posted respective increases of € 16.5 million and € 8.2 million. Despite this, at € 14.7 million, operating income was flat in comparison to 2000. This was in part due to a weak performance by Sidel Far East, which had an operating loss of € 0.8 million, versus operating income of € 1.3 million a year earlier.

Going forward, Sidel's capabilities in high-output systems, its process expertise in packaging and its ability to offer the global reach and responsiveness demanded by international clients will remain its foremost strengths in 2002.

2.2 - Filling

Sidel provides individually-tailored filling solutions which cover an extensive array of customer needs and integrate the expertise and capabilities of Girondine in mineral water, Alsim in carbonated beverages, Rémy in milk and sensitive products and Héma in oil and pastes.

Alsim and Girondine

Alsim, which is headquartered in Parma, Italy, continued to expand in 2001 and is now positioned as a benchmark player in the market for filling machines alongside its nearest competitors in Germany and Italy. In 2001, the company had operating income of € 2.1 million, slightly below the 2000 figure. Girondine reported 1.9 million in operating losses, versus a net loss of € 3.2 million in 2000. Its operations will be transferred to Parma in 2002. Combining the two entities will enable them to pool technologies and rationalize their industrial operations.

Rémy

The year 2001 was a watershed for Rémy, marked by the commissioning of the first aseptic filling machine from its new Alto™ line. Whether in terms of output or sterilization capabilities, Alto is in a class of its own for the packaging of sensitive food liquids, a rapidly expanding application segment. The development costs associated with this technology and the difficult sales environment of 2001 weighed on performance and Rémy ended the year with an operating loss of € 2.9 million. However, the success of its product developments has generated a significant order backlog and given Rémy a promising start to 2002.

Héma

Héma's expansion continued apace in 2001, led by an 11% increase in sales and a return to operating profit. Operating income stood at € 0.4 million compared to an operating loss of € 0.8 million in 2000. This performance is, nonetheless, still somewhat disappointing given the company's unique process expertise in the packaging of semi-liquid products.

2.3 - Processing

Guérin reported sales growth of 6.3% in 2001 while operating income remained unchanged at € 1.0 million. Although Guérin has unique know-how and is well positioned in complementary application segments in beverage packaging, it is a non-core business and therefore is not integral to the Group's current refocusing strategy.

3. Engineering and Conveying

Contribution of division to consolidated sales: 13.0%

Sales (In millions of €)	2001	2000	1999
Gebo Europe	67.7	64.3	54.2
Rafale	8.7	8.4	8.9
Gebo North America	91.5	116.8	76.5
Gebo South America	8.6	5.3	4.3
Eliminations on consolidation *(within the division)*	(34.1)	(30.1)	(24.8)
Division sales	**142.4**	**164.7**	**119.1**
Division operating income	5.8	3.2	5.0
Division operating margin	4.1%	1.9%	4.2%

The Engineering and Conveying division provides unrivaled expertise in the development and implementation of complete bottling lines and is not a capital-intensive business.

Sales and results trends were mixed for the division in 2001. Rafale reduced operating losses and achieved breakeven point, while Gebo Chile's strong performance helped to offset the weak showing by Gebo Europe and Gebo North America.

Gebo Europe and Rafale

Though sales rose moderately for this business group in Europe, profitability declined in spite of the measures taken to control selling expenses. Gebo Industries, the parent company of Gebo, which is based in Reichstett in eastern France, failed to return to profitability as had been expected and posted operating losses of € 2.5 million, or € 1.2 million more than in 2000.

Rafale, which manufactures air conveyors for PET bottling lines, succeeded in returning its operations to breakeven point after posting significant losses in 2000.

Gebo Americas

As announced in early 2001, Gebo Canada scaled back its low-margin trading activities by reducing its intake of large orders that do not allow it to bundle other products made by the Group and include warranty clauses. This policy had been expected to enable Gebo's Canadian subsidiaries to maintain comparable levels of profitability as in 2001, while generating less revenue. However the economic slowdown in North America had a detrimental impact on results. Thus, GCCS reported operating income of € 3.9 million, compared to € 5.8 million in 2000.

In the United States, sales of Garro fell to € 3.6 million, down from € 9.7 million in 2000, thereby leading to a € 1.7 million fall in operating income year-on-year.

Gebo Chile, which manufactures conveyor systems for the South American market, achieved nearly a twofold increase in sales and turned the € 0.6 million operating loss recorded in 2000 into operating income of € 1.3 million in 2001.

4. Overwrapping and Palletization

Contribution of division to consolidated sales: 6.5%

Sales (In millions of €)	2001	2000	1999
Cermex	55.8	55.2	49.2
Cermex OC	16.2	18.5	14.5
Eliminations on consolidation *(within the division)*	(4.3)	(5.7)	(4.7)
Division sales	**67.7**	**68.0**	**59.0**
Division operating income	2.5	4.8	3.3
Division operating margin	3.7%	7.0%	5.6%

Made up of Cermex and Cermex OC, the Overwrapping & Palletization division supplies innovative solutions for the grouping, overwrapping (shrinkwrapping and case packaging) and palletization of goods. Its principal markets are the beverages, food, and health and beauty industries, which are all target markets for the other three divisions of the Group.

Cermex

Though external sales increased satisfactorily, the shortfall in orders observed beginning in the first half of the year prevented Cermex from achieving its sales and profitability objectives. The company reported robust sales growth in France (+18%) and in the rest of Europe (+9%), but was hit by a severe downturn in the North American market, where sales fell by 39%. The spare parts and after sales servicing business, which posted a 15% increase in sales, was the only activity to report good growth in revenues in 2001.

Capital expenditure and recruitment programs were deferred in 2001 and additional funds were only committed as market conditions improved. By tightly controlling committed costs in this way, Cermex was able to partially reverse the erosion in margins.

Cermex OC

Cermex OC's external sales dipped 5% in 2001 as the robust sales of the new line of TS shrink-wrapping machines failed to compensate weak sales of established products. Similarly, intra-Group sales declined in line with the decrease in sales of complete PET bottling lines.

Operating margins were affected by the company's expansion drive in Germany, where it faces competition from well

5. Health and Beauty

Contribution of division to consolidated sales: 13.2%

Sales (In millions of €)	2001	2000	1999
Norden	91.5	87.5	13.4
Kalix	22.3	22.3	18.3
ADMV	8.6	6.4	8.1
Citus	3.8	2.4	1.7
Eliminations on consolidation *(within the division)*	(2.2)	(0.5)	(0.4)
Division sales	**124.0**	**118.1**	**41.1**
Division operating income	10.4	10.9	3.8
Division operating margin	8.4%	9.2%	9.0%

Sidel entered the Health and Beauty market in 1993 with its takeover of Kalix. The subsequent acquisitions of ADMV, Citus and, most notably, Norden, significantly increased the scale of the Division's operations while adding a second leg, tube manufacturing, to its core business of equipment sales.

In 2001, the Health-Beauty division overcame a poor trading climate for capital goods suppliers and posted continued expansion in sales.

Norden Pac Group

Norden Group's sales expanded to € 91 million, up from € 87 million a year earlier. Growth was primarily fueled by Norden Pac Plastic AB as well as by Norden Inc which now markets all of the Division's equipment lines in North America.

Financial results were satisfactory but were adversely affected by the deterioration in Norden Pac Machinery AB's operating margins which fell to 5%, down from 10% in 2000. Despite this, Norden Pac Machinery's order book at January 1, 2002 gives encouraging prospects for the current year.

Other subsidiaries

As regards the Division's industrial companies in France, Kalix posted sales and operating income in line with the year-earlier period.

ADMV, which achieved strong top line growth and restored sales to 1999 levels, saw its operating income fall to around 2%.

In contrast, Citus went from strength to strength and boosted operating margins to 29%.

6. Additional information

6.1 - Research and Development

In 2001, Research and Development efforts focused on:

- increasing the throughput of blow molding machines;
- developing more effective barrier coatings for PET blow-molded bottles
- developing a new range of aseptic filling machines
- developing new conveyors
- preparing new products for their market introduction.

All of the corresponding expenses, wich totaled € 37.6 million, where charged to the income statement in 2001.

6.2 - Subsequent events

No matters or circumstances arose between December 31, 2001 and the writing of this report that have or may significantly affect the operations, results or state of affairs of the Group and/or its consolidated entities

Pursuant to its decision to prohibit Tetra Laval's acquisition of Sidel, in February 2002, the European Commission appointed **Deloitte & Touche** as Trustee.

To the best of the Company's knowledge, the Trustee's assignment is to:

- Ensure Tetra Laval complies with its obligations under the European Commission's decision, including its obligation to divest its shareholding in Sidel;
- Ensure Sidel's viability and effective functioning;
- Manage Tetra Laval's shareholding in Sidel and exercise associated voting rights after receiving prior written consent from the Commission authorities.

In early 2002, Sidel took steps to refocus its operations on the Group's core competencies and deployed an integrated organization to this effect. This transformation is designed to offer customers a comprehensive range of solutions centered around the Group's core business, namely food liquids packaging.

The core business will serve customers through three product divisions: Blowing & Coating, based in Le Havre, France, which is responsible for blow molding machines and Actis™ barrier treatment systems; Filling Systems, headquartered in Parma, Italy, which includes the four filling companies and Combi Strasbourg, France, which oversees Sidel's PET line operations and the Gebo businesses. In addition, a Sales and Service division is responsible for customer relations and field servicing in each local market. Its role is to coordinate the resources of the Group's operations in twenty countries in order to market the complete array of Sidel products and services to customers. To symbolize this new integrated organization, the Sidel brand name will be used for the Group's entire product and service offering.

As a consequence of this strategy, non-core businesses such as Cermex, Guérin Systems, and the Health and Beauty division spearheaded by Norden, are being managed independently and may be divested.

At its meeting of March 18, 2002, the Board of Directors decided to seek an authorization at the combined Ordinary and Extraordinary General Meeting of April 22, 2002 to modify the company's bylaws in order to change Sidel's legal structure into a corporation with a Management Board and Supervisory Board.

6.3 - Net result of operations for Sidel SA

We propose that the loss for the year of € 23,195,129.23 be deducted from retained earnings.

Dividends paid for the years 1998 and 1999 are given below:

	1998	1999
Adjusted net dividend per share (in €)	0.92	1.00
Tax credit (in €)	0.46	0.50
Total distribution (in millions of €)	31.0	33.3

No dividend was distributed in respect of the 2000 financial year.

6.4 - Capital stock and stock options

At December 31, 2001, capital stock amounted to € 79,962,530.40, made up of 33,317,721 shares with a par value of € 2.40 each.

6.4.1 Ownership of capital stock and voting rights

At December 31, 2001, ownership of shares and voting rights was as follows:

	Shares	Voting rights
Tetra Laval	95.1%	95.9%
Public	4.1%	4.1%
Treasury stock	0.8%	0.0%

No other shareholder owned more than 2% of the shares or voting rights.

Shares held by employees of the Group through two special-purpose mutual funds for employee savings, were sold as part of the takeover bid.

6.4.2 Stock option plans

6.4.2.1 Unexpired stock option plans at December 31, 2001

Authorizations for three stock option plans were granted by the General Meeting of shareholders as follows:

- **September 17, 1993,** authorization to allocate stock options for a maximum number of 350,000 shares. This plan was subsequently adjusted for the one-for-ten bonus share issue of July 8, 1995 and the four-for-one stock split of May 21, 1996. *All of the options available for allocation under this plan have been granted.*

- **October 31, 1997,** authorization to allocate stock options for a maximum number of 350,000 shares. The options granted at December 31, 2001 covered the subscription of 204,814 shares. The outstanding stock options which cover the subscription of 145,186 shares must be allocated before October 31, 2002.

- **May 19, 1999,** authorization to allocate stock options for a maximum number of 500,000 shares. The options granted at December 31, 2001, covered the subscription of 186,750 shares.
The remaining options available for issue, which cover the subscription of 315,250 shares must be allocated before May 19, 2004.

6.4.2.2 Summary of stock option allocations over the last three years

	Shares	Average exercise price (in €)
• Outstanding options at December 31, 1998	737,110	49.61
- Granted	44,000	69.40
- Exercised	186,253	30.27
- Lapsed/forfeited	540	23.07
• Outstanding options at December 31, 1999	594,317	57.16
- Granted	186,750	84.53
- Exercised	65,650	44.85
- Lapsed/forfeited	-	-
• Outstanding options at December 31, 2000	715,417	65.43
- Granted	-	-
- Exercised	46,385	44.91
- Lapsed/forfeited	74,482	42.15
• Outstanding options at December 31, 2001	594,550	69.95

SIDEL

6.4.2.3 Breakdown of stock options outstanding at December 31, 2001

Date of grant	Exercisable options		Non-exercisable options		Total options outstanding	Terms of exercise
	Exercise price (in €)	Number of options	Exercise price (in €)	Number of options		
Jan. 1997	45,43	2 650			2 650	subscription
Nov. 1997	44,52	7 500			7 500	subscription
Jan. 1998	48,78	61 000			61 000	subscription
June 1998	66,01	292 650			292 650	subscription
Jan. 1999	69,40	44 000			44 000	subscription
Jan. 2000			92,59	60 400	60 400	purchase
Sept. 2000			80,68	120 000	120 000	purchase
Nov. 2000			80,68	6 350	6 350	purchase
		407 800		186 750	594 550	

6.4.2.4 Summary of stock option plans in force at December 31, 2001

	SUBSCRIPTION OPTIONS												PURCHASE OPTIONS		
Date of Board Meeting	11/22/93	03/28/94	06/27/94	01/30/95	03/20/96	09/23/96	01/31/97	11/07/97	01/29/98	03/19/98	06/22/98	01/26/99	01/27/00	09/18/00	11/16/00
Number of shares for which options were granted:															
Plan authorized on 09/17/93	394,053	5,660	110,550	40,900	179,200	29,000	73,000	37,000	67,000	12,000	132,596				
Plan authorized on 10/31/97											160,814	44,000			
Plan authorized on 05/19/99													60,400	120,000	6,350
- of which executive officers	10,010	-	110,000	8,800	-	-	13,000	-	14,000	-	1,400	41,000	3,000	30,000	-
Number of persons involved involved	515	24	2	10	217	5	33	9	33	2	787	5	64	46	5
- of which executive officers	7	-	1	1	-	-	4	-	4	-	4	4	1	4	-
Exercise period															
- start	12/22/93	04/28/94	07/27/94	02/28/95	04/15/96	10/15/96	04/15/97	11/08/99	01/30/00	03/20/00	06/23/00	01/26/01	01/28/02	09/19/02	11/16/02
- end	11/21/98	03/27/99	06/26/99	01/29/00	03/19/01	09/22/01	01/30/02	11/06/02	01/28/03	03/18/03	06/21/03	01/25/04	01/26/05	09/17/05	11/15/05
Adjusted subscription price															
- in French francs	96.36	151.36	152.04	189.77	276.50	252.70	298.00	292.00	320.00	343.00	433.00	455.23	607.35	529.23	529.23
- in euros	14.69	23.07	23.18	28.93	42.15	38.52	45.43	44.52	48.78	52.29	66.01	69.40	92.59	80.68	80.68
Number of shares subscribed at December 31, 2001	291,773	5 120	110,550	40,900	104,718	29,000	70,350	29,500	6,000	12,000	700	-	-	-	-
- of which executive officers	10,010	-	110,000	8,800	-	-	13,000	-	5,000	-	350	-	-	-	-
Number of shares for which the subscription date has expired	2,280	440	-	-	74,482	-	-	-	-	-	-	-	-	-	-
Number of shares remaining to be subscribed or purchased At December 31,2001	-	-	-	-	-	-	2,650	7,500	61,000	-	292,650	44,000	60,400	120,000	6,350

6.4.2.5 Share purchase options issued to the ten largest recipients other than corporate officers

No options were granted in 2001. In May 2001, 29,500 shares were issued upon exercise of stock options, at an average price of € 45.23.

6.5 - Authorization to trade in the Company's own shares

The General Meeting of December 22, 1999 renewed, for a period of 18 months, the authorizations granted to the Board of Directors to carry out a share buyback program with the following objectives and use by order of priority:

- stabilize the market price;
- sell on the market previously purchased shares, as opportunities arise;
- cancel shares in order to optimize earnings per share and improve the return on shareholders' equity;
- implement a share purchase program for employees and/or grant share purchase options to employees;
- the exchange of shares purchased in connection with an acquisition.

The maximum number of shares which could be acquired was 1,500,000. Shares can not be purchased at a price in excess of € 160 or sold at a price of less than € 80 per share.
This authorization expired on June 22, 2001.

At January 1, 2000, the Company held 57,871 shares acquired at an average price of € 64.45.

In 2000, the Company carried out the following:
- purchase of 857,778 shares at an average price of € 76.87;
- cancellation of 667,908 shares on November 16, 2000, the average price of these shares being € 76.76.

In January 2001, the Company acquired 9,009 shares at an average price of € 34.81.

At December 31, 2001, the Company held 256,750 shares, acquired at an average price of € 73.12. Of these 256,750 shares, 186,750 are held to cover share purchase options.

6.6 - Consolidated result of operations per share for the years ended December 31

(In €)	2001	2000
- Earnings/(loss) per share	(1.44)	0.74
- Fully-diluted earnings/(loss) per share	(1.39)	0.76

6.7 - Non-deductible expenses

Non-deductible expenses ("Other expenditure and non-claimable costs" caption) as defined by article 39.4 of the French General Tax Code amounted to € 60,471 for Sidel SA.

6.8 - Corporate governance

Board of Directors

At March 26, 2002, membership of the Board of Directors was as follows:

- Francis Olivier, Chairman
Director since May 23, 1985
Chairman and Chief Executive Officer of Sidel since December 18, 1986

- Jean-Marie Descarpentries
Chairman of the Fondation Nationale pour l'Enseignement de la Gestion des Entreprises (FNEGE)
Director since July 23, 2001

- Yves-René Nanot
Chairman and Chief Executive Officer of Ciments Français
Director since September 18, 2000

- Lucien Di Vita
Corporate Secretary of SIDEL Group
Director since June 30, 1987

- Dominique Mautalen
Director since January 25, 1989

The following changes in the composition of the Board of Directors occurred in 2001:

- Resignation of AZEO, with effect as from January 1, 2001
- Resignation of CITA, with effect as from June 21, 2001
- Resignation of Patrick Sayer, with effect as from July 3, 2001

- Resignation of Marc Talman, with effect as from February 28, 2002
- Death of Georges Imbert in May 2001
- Election of Jean-Marie Descarpentries on July 23, 2001

The Board of Directors met eight times in 2001

6.8.2 Board of Directors' Committees

A committee charged with making recommendations to the Board on the compensation to be paid to the Chairman has been in place since 1993 and an audit committee in place since 1998.

The audit committee, which consists of Yves René Nanot, Marc Talman (until February 28, 2002) and Jean-Marie Descarpentries (as from March 1, 2002) is responsible for controlling the relevance and consistency of accounting principles and methods used to draw up the financial statements, and for ensuring the reliability of reporting and internal audit procedures. In 2001, the audit committee reviewed issues with the Executive Management and statutory auditors and examined in detail the interim and annual financial statements. The committee reported on its work at the Board meetings of October 3, 2001 and March 26, 2002.

6.9 - Remuneration of directors and officers

6.9.1 Attendance fees paid to members of the Board of Directors

The General Shareholders Meeting of May 19, 1999 set the maximum annual amount of attendance fees payable to Directors at € 198,184.

Attendance fees have been allocated as follows since the 1999 fiscal year:

- Annual lump sum	€ 9,147
- Remuneration per meeting attended	€ 1,524
- Participation in a committee	€ 1,524

Lump-sum amounts are paid on an accruals basis when terms of office begin or end in the course of the period;
Attendance fees paid for the 2001 fiscal year amounted to € 147,875 against € 157,937 in 2000.

6.9.2 Stock options granted to corporate officers

No stock options were granted in 2001

- Options exercised during the fiscal year:

- Lucien Di Vita, 3,000 shares at a price of € 45.43, on 16 May 2001.

- Unexercised stock options at December 31,2001;

- Francis Olivier, 30,000 shares at an exercise price of € 69.40.
- Lucien Di Vita, 16,350 shares at an average exercise price of € 72.44.
- Dominique Mautalen, 11,350 shares at an average exercise price of € 68.81.

6.9.3 Executive management

The executive officers of the Group in 2001 were:

- Francis Olivier, Chairman and Chief Executive Officer
- Albert Journo, Deputy Chairman and Chief Executive Officer, and Chairman and Chief Executive Officer of Gebo (to July 23)
- Gérard Stricher, Chief Operating Officer, since November 13, 2001
- Lucien Di Vita, Corporate Secretary, Sidel Group
- Jean Tristan Outreman, Vice-President, Research and Development.
- Dominique Mautalen, Chief Executive Officer of Sidel SA
- Marcel Krauth, Chairman and Chief Executive Officer, Gebo (since July 23)
- Bernard Broye, Chairman and Chief Executive Officer, Cermex
- Jarl Uggla, Chairman of Norden (to November 30)
- Johan Gustaffson, Chairman of Norden (since December 1).

6.9.4 Directors and officers' remuneration

In 2001, the 10 executive officers of the Group received direct and indirect remuneration totaling € 3,594 thousand, including € 342 thousand in variable payments and € 1,548 thousand in settlement payments. The total amount received in 2000 was € 2,077 thousand and included € 462 thousand in variable payments.

As regards the corporate officers of the parent company, gross remuneration and benefits in kind paid in 2001 amounted respectively as follows: Francis Olivier, € 575 thousand (€ 674 thousand in 2000); Lucien Di Vita, € 143 thousand (€ 131 thousand in 2000); Dominique Mautalen, € 136 thousand (€ 135 thousand in 2000); and Albert Journo, € 797 thousand for the period from January 1 to July 23, 2001, including € 358 thousand in settlement payments (not a director in 2000).

6.10 - Environment

Management is confident that the activities of the various Group companies do not pose any material risk to the environment.

6.11 - Insurance

Group companies maintain insurance coverage to cover possible losses resulting from:

- Damage to buildings, assets and inventories.
- Civil liability arising from industrial and commercial operations.
- Risks in the transport and delivery of materials and goods.
- Civil liability of corporate officers.

Policies are generally contracted by Sidel SA which acts on behalf of and represents the concerned entities.

Coverage may be obtained locally by entities in line with the specific nature of their activities or as required by regulations in each jurisdiction.

6.12 - Regulated agreements

The Auditors' Special Report on regulated agreements approved by the Board of Directors will be read out in the course of the General Meeting.

Three new regulated agreements were entered into in 2001:

- signature of an agreement with Lazard Frères et Cie on February 14, 2001, covering the performance of a review of the Company's growth strategy and, in particular, the opportunities for a merger with another company. This agreement was approved after its execution since it had originally not been deemed to require an authorization.

- an agreement, authorized on July 23, concerning the terms of the settlement with Albert Journo.

- a debt waiver agreement with Rafale Technologies, authorized on October 3, concerning the cancellation of debts due by .

Two agreements concerning cash-pooling and the setting up of a tax group, which were entered into in prior years, remained in force in 2001.

6.13 - Works Council

In accordance with legal requirements, the Board of Directors has provided the Works Council on a timely basis with the 2001 financial statements, draft resolutions, this report, the auditors' reports, as well as the corporate employment report prepared pursuant to the law.

Auditors' report on the consolidated financial statements

Year ended December 31, 2001

To the Shareholders of Sidel

As auditors of your company appointed by the annual general meeting, we have audited the accompanying consolidated financial statements of Sidel and its subsidiaries for the year ended December 31, 2001, presented in euros.

These consolidated financial statements have been approved by the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made in the preparation of the financial statements, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated results of operations for the year ended December 31, 2001 and the consolidated assets and liabilities and financial position of Sidel and its subsidiaries at that date in accordance with French generally accepted accounting principles.

Without qualifying the opinion expressed above, we draw your attention to Note 5 to the consolidated financial statements which describes an exceptional write-down in 2001 of goodwill related to La Girondine, Rafale and M.E.S. We had qualified our opinion on the consolidated financial statements at December 31, 2000 because, due to a lack of forecast data, we were unable to assess the net book value of goodwill related to La Girondine, Rafale and M.E.S., totaling € 6.1 million. This qualification no longer applies at December 31, 2001, as goodwill related to La Girondine, Rafale and M.E.S. has been amortized in full in 2001 following an exceptional write-down of € 5.3 million to reflect the losses recorded by these three companies since their acquisition.

We have also reviewed the information given in the Group's management report. We have no comments to make as to its fair presentation and its conformity with the consolidated financial statements.

Paris May 6, 2002

The Auditors

Befec – Price Waterhouse
Member of PricewaterhouseCoopers

Mike Moralee

S.E.C.E.F.

Francis Vallet

Statutory auditors' report on the parent company financial statements

Year ended December 31, 2001

To the shareholders of Sidel

As auditors of your Company appointed by the annual general meeting, we report to you on:

- the audit of the accompanying financial statements of Sidel, expressed in euros
- the specific verifications and information required by the law.

These financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

1. OPINION ON THE FINANCIAL STATEMENTS

We conducted our audit in accordance with generally accepted auditing standards in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made in the preparation of the financial statements, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the company's financial position and its assets and liabilities as of December 31, 2001, and of the results of its operations for the year then ended in accordance with French generally accepted accounting principles.

Without qualifying the opinion expressed above, we draw your attention to Note 2.2 to the parent company financial statements, which describes a debt waiver agreement signed in 2001 with Rafale, under which Sidel waived a € 6 million debt from its subsidiary. We had qualified our opinion on the parent company financial statements at December 31, 2000 because, due to a lack of forecast data, we were unable to assess the net book value of the Rafale investment totaling € 2 million. This qualification no longer applies at December 31, 2001, as Rafale benefited in 2001 from the above-mentioned debt waiver agreement.

2. SPECIFIC VERIFICATIONS AND INFORMATION REQUIRED BY LAW

We have also performed the specific verifications required by the law, in accordance with the professional standards applied in France.

We have no comments to make as to the fair presentation and the conformity with the financial statements of the information given in the management report of the Board of Directors and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

In accordance with legal requirements, we have verified that the management report contains the appropriate disclosures concerning the identity of the principal shareholders.

Paris May 6, 2002

The Auditors

Befec – Price Waterhouse
Member of PricewaterhouseCoopers

Mike Moralee

S.E.C.E.F.

Francis Vallet

Auditors' special report on agreements involving directors

Year ended December 31, 2001

To the Shareholders of Sidel

As auditors of your company, we present below our report on agreements involving directors.

Under the provisions of article L.225-40 of the French Commercial Code, we have been informed of the agreements approved in advance by the Board of Directors.

Our responsibility does not include identifying any undisclosed agreements. We are required to report to shareholders, based on the information provided, about the main terms and conditions of agreements that have been disclosed to us, without commenting on their relevance or substance. Under the provisions of article 92 of the March 23, 1967 decree, it is the responsibility of shareholders to determine whether the agreements are appropriate and should be approved.

We conducted our review in accordance with the standards of our profession applicable in France. Those standards require that we carry out the necessary procedures to verify the consistency of the information disclosed to us with the source documents.

AGREEMENTS AUTHORIZED IN 2001

Severance agreement with a corporate officer

Director concerned: Mr. Albert Journo

At its meeting of July 23, 2001, the Board of Directors approved the terms of an agreement with Albert Journo granting him € 358 thousand in severance pay for the termination of his employment as Deputy Chairman and Chief Executive Officer, effective at that date.

Debt waiver agreement with the subsidiary Rafale Technologies

Directors concerned: Francis Olivier and Lucien Di Vita

At its meeting of October 3, 2001, the Board of Directors approved a € 6 million conditional debt waiver agreement, with a clawback clause, with the Sidel subsidiary Rafale Technologies.

In application of the decree of March 23, 1967, we were advised of the following agreements entered into in prior years, which remained in force during the year.

AGREEMENTS ENTERED INTO IN PRIOR YEARS WHICH REMAINED IN FORCE DURING THE YEAR

Cash pooling agreement

Directors concerned: Francis Olivier and Lucien Di Vita

At its meeting of January 27, 2000, the Board of Directors approved agreements entered into by the French subsidiaries and certain banks in order to optimize the Group's cash management procedures. These agreements concerned the implementation of an interest rate pooling system and the centralization of bank accounts for the Group's French companies.

Auditors' special report agreements involving directors

Year ended December 31, 2001

French tax group

Directors concerned: Francis Olivier and Lucien Di Vita

Sidel has entered into an agreement setting up a tax group for corporate income tax reporting purposes. Under this agreement, savings generated by offsetting tax losses are only recorded as income for the head of the tax group where it is not possible for the subsidiary concerned to utilize its own tax losses.

This agreement involves the following French companies: ADMV, BEL, Cermex, Cermex OC, Citus, Cosmétis, DCS, Gébo, Marion, La Girondine, Héma, Kalix, M.E.S, M.A.T, Rafale, Rémy, Sidel Actis Services and S.P.I.

We also prevent our report on agreements governed by article L.225-42 of the French Commercial Code.

In accordance with article L. 255-240 of the French Commercial Code, we inform you that the following agreement was not approved in advance by the Board of Directors.

We are required to report to shareholders, based on the information provided, about the main terms and conditions of this agreement, as well as the circumstances that caused the non-compliance with the authorization process.

Agreement with Lazard Frères & Co, authorized after its signature

Director concerned: Patrick Sayer, Managing Partner of Lazard Frères et Cie

On July 23, 2001, the Board of Directors approved the terms of an exclusive financial advisory services agreement between Sidel and Lazard Frères et Cie, signed on February 14, 2001, as part of a strategic review of Sidel's development, dealing in particular with the relevance of a merger with a third party. This agreement was approved after its signing, as it was not initially deemed to require authorization.

The fees invoiced on June 11, 2001 by Lazard Frères et Cie under this agreement amounted to € 8,318 thousand.

Paris May 6, 2002

The Auditors

Befec – Price Waterhouse

Member of PricewaterhouseCoopers

Mike Moralee

S.E.C.E.F.

Francis Vallet

Resolutions and summary

First resolution

The purpose of this resolution is to approve the financial statements for the year ended December 31, 2001.

The Annual General Meeting, having heard the reports from the Board of Directors and the Auditors, approves the financial statements for the year ended December 31, 2001 as presented.

The Annual General Meeting also approves the amount of non-deductible expenses (article 39.4 of the French General Tax Code), referred to in the financial statements presented by the Board of Directors.

Second resolution

The purpose of this resolution is to allocate the net loss for the year ended December 31, 2001

The Annual General Meeting decides to deduct the loss of EUR 23,195,129.23 for the year ended December 31, 2001 from retained earnings.

The Meeting notes that dividends for 1998 and 1999 were as follows:

	1998	1999
Adjusted net dividend per share (in €)	0.92	1.00
Tax credit (in €)	0.46	0.46
Total dividends (in millions of euro)	31.0	33.3

and that no dividends were paid in 2000.

Third resolution

The purpose of this resolution is to decide whether dividends should be paid.

The Annual General Meeting, having heard the reports from the Board of Directors, the Auditors and the Management Board, decides against paying a dividend to the shareholders.

Fourth resolution

The purpose of this resolution is to approve the consolidated financial statements for the year ended December 31, 2001.

The Annual General Meeting, having heard the reports from the Board of Directors and the Auditors, approves the consolidated financial statements for the year ended December 31, 2001 as presented.

Fifth resolution

The purpose of this resolution is to approve agreements governed by article L225-38 of the French Commercial Code previously authorized by the Board of Directors.

The Annual General Meeting, having heard the Auditors' special report on agreements governed by article L225-38 of the French Commercial Code, approves the agreements previously authorized by the Board of Directors, referred to in this report.

Sixth resolution

The purpose of this resolution is to approve agreements governed by article L225-38 of the French Commercial Code not previously authorized by the Board of Directors.

The Meeting, having heard the reports from the Management Board and the Auditors' special report, approves the agreement governed by article L 225-38 of the French Commercial Code which had not previously been authorized by the Board of Directors and which is referred to in the Auditors' special report.

This was decided in accordance with article L 225-90 of the French Commercial Code which permits this type of agreement to be submitted for approval by the Annual General Meeting, based on the Auditors' special report.

In accordance with article L.255-88 of the French Commercial Code, shareholders directly or indirectly concerned by the above agreement do not vote and their shares are not included when calculating the quorum and the majority for the adoption of the resolution in question.

Seventh resolution

The purpose of this resolution is to renew the Auditors' term of office

The Annual General Meeting renews the term of office of the following auditors, for a period of six years expiring at the close of the General Meeting to approve the financial statements for the year ended December 31, 2007:

- BEFEC-PRICE WATERHOUSE, Member of PricewaterhouseCoopers, represented by Mike MORALEE, Statutory auditor.

- Pierre DUFILS, substitute auditor.

Eighth resolution

The purpose of this resolution is to make it possible to carry out formalities resulting from this Meeting.

The Annual General Meeting gives full powers to the bearer of an original, duplicate or extract of the minutes of this meeting to carry out all necessary formalities.

Consolidated financial statements

Consolidated financial statements

I - Balance sheet at December 31

ASSETS

(In thousands of €)	2001 Gross	2001 Amortization, Depreciation & Provisions	2001 net	2000 net	1999 net
NON-CURRENT ASSETS					
Goodwill (note 5)	100,692	43,053	57,639	83,350	89,150
Intangible assets (note 6)	37,588	16,699	20,889	21,206	16,909
Property, plant and equipment (note 7)	288,995	124,181	164,814	173,583	159,637
Long-term investments (note 8)	2,773	1,807	966	1,527	1,027
TOTAL NON-CURRENT ASSETS	**430,048**	**185,740**	**244,308**	**279,666**	**266,723**
CURRENT ASSETS					
Inventories and work in progress (note 9)	240,565	32,593	207,972	197,044	218,742
Advances and down payments to suppliers	24,990		24,990	17,412	19,367
Trade receivables	260,381	15,997	244,384	284,585	261,403
Other receivables	57,269	367	56,902	59,785	51,100
Marketable securities (note 10)	27,658	88	27,570	28,848	47,799
Cash and equivalents	66,136		66,136	61,322	38,646
TOTAL CURRENT ASSETS	**676,999**	**49,045**	**627,954**	**648,996**	**637,057**
ACCRUALS AND OTHER ASSETS	3,719		3,719	2,869	5,858
TOTAL ASSETS	**1,110,766**	**234,785**	**875,981**	**931,531**	**909,638**

LIABILITIES & SHAREHOLDERS' EQUITY

	2001		2000	1999
(In thousands of €)	Before appropriation	After appropriation	After appropriation	After appropriation
SHAREHOLDERS' EQUITY				
Capital stock	79,962	79,962	79,851	81,297
Additional paid-in capital	1,972	1,972		13,076
Reserves	217,165	169,635	217,165	225,723
Cumulative translation adjustment	12,304	12,304	11,839	6,371
Net income/(loss) for the year, group share	-47,530			
Treasury stock	-18,773	-18,773	-18,460	-3,730
TOTAL SHAREHOLDERS' EQUITY (note 13)	**245,100**	**245,100**	**290,395**	**322,737**
MINORITY INTERESTS				
In retained earnings and reserves	1,304	1,304	872	681
In net income for the year	532	532	525	277
TOTAL MINORITY INTERESTS (note 14)	**1,836**	**1,836**	**1,397**	**958**
PROVISIONS FOR RISKS AND CHARGES				
Provisions for risks	32,712	32,712	16,628	18,221
Provisions for charges	22,708	22,708	26,986	22,400
TOTAL PROVISIONS FOR RISKS AND CHARGES (note 15)	**55,420**	**55,420**	**43,614**	**40,621**
LIABILITIES				
Borrowings (note 16)	245,837	245,837	287,358	186,087
Advances and down payments received from customers	72,811	72,811	62,262	83,364
Accounts payable	163,388	163,388	168,127	149,948
Other liabilities	80,722	80,722	73,150	118,868
TOTAL LIABILITIES	**562,758**	**562,758**	**590,897**	**538,267**
Accruals and other liabilities	10,867	10,867	5,228	7,055
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**875,981**	**875,981**	**931,531**	**909,638**

Consolidated financial statements

II - Income statement for the years ended December 31

(In thousands of €)	2001	% of sales	2000	% of sales	1999	% of sales
PRODUCTION FOR THE YEAR						
Sales (note 2)	932,582	100.0	1,025,008	100.0	878,165	100.0
Change in inventory	12,732	1.3	(15,981)	(1.6)	(25,299)	(2.9)
Capitalized production	589	0.1	4,024	0.4	10,377	1.2
Total production for the year	**945,903**	**101.4**	**1,013,051**	**98.8**	**863,243**	**98.3**
EXTERNAL EXPENSE						
Purchases used in production	(415,382)	(44.5)	(437,929)	(42.7)	(371,022)	(42.3)
Other external expenses	(257,117)	(27.6)	(255,274)	(24.9)	(198,613)	(22.6)
Total external expense	**(672,499)**	**(72.1)**	**(693,203)**	**(67.6)**	**(569,635)**	**(64.9)**
VALUE ADDED	273 404	29,3	319 848	31,2	293 608	33,4
Operating subsidies	345	0.1	153	0.0	311	0.0
Taxes other than on income	(14,082)	(1.5)	(13,567)	(1.3)	(11,319)	(1.3)
Personnel costs	(203,936)	(21.9)	(193,124)	(18.8)	(149,840)	(17.0)
EBITDA	55,731	6.0	113,310	11.1	132,761	15.1
Other income and expenses	(472)	0.0	(651)	(0.1)	835	0.1
Amortization and depreciation	(25,037)	(2.7)	(23,228)	(2.3)	(15,399)	(1.7)
Net additions to provisions	(8,285)	(0.9)	(18,603)	(1.8)	(5,731)	(0.7)
OPERATING INCOME	21,937	2.4	70,828	6.9	112,466	12.8
FINANCIAL INCOME						
Provisions written back	13	0.0	868	0.1	1,478	0.2
Interest income	11,786	1.3	7,303	0.7	6,322	0.7
Foreign exchange gains	8,006	0.9	8,483	0.8	5,768	0.6
Net income from disposals of marketable securities	426	0.0	784	0.1	11,095	1.3
Total financial income	**20,231**	**2.2**	**17,438**	**1.7**	**24,664**	**2.8**
FINANCIAL INCOME						
Additions to provisions	499	0.1	797	0.1	1,030	0.1
Interest expense	16,018	1.7	15,662	1.5	7,382	0.9
Foreign exchange losses	8,118	0.9	11,190	1.1	5,526	0.6
Net losses on disposals of marketable securities	7,307	0.8	2,569	0.2	1,704	0.2
Total financial expense	**31,942**	**3.5**	**30,218**	**2.9**	**15,642**	**1.8**
NET FINANCIAL INCOME/(EXPENSE) (note 3)	(11,711)	(1.3)	(12,780)	(1.2)	9,021	1.0
OPERATING INCOME AFTER INTEREST	10,226	1.1	58,048	5.7	121,487	13.8
NON-OPERATING INCOME						
From revenue transactions	2,301	0.2	1,447	0.1	1,358	0.2
From capital transactions	2,595	0.3	3,819	0.4	1,269	0.1
Provisions written back	2,786	0.3	3,690	0.4	2,569	0.3
Total non-operating income	**7,682**	**0.8**	**8,956**	**0.9**	**5,196**	**0.6**
NON-OPERATING EXPENSE						
On revenue transactions	23,718	2.5	14,180	1.4	4,658	0.6
On capital transactions	2,676	0.3	3,551	0.3	1,138	0.1
Depreciation, amortization and additions to provisions	13,247	1.4	4,944	0.5	836	0.1
Total non-operating expense	**39,641**	**4.2**	**22,674**	**2.2**	**6,633**	**0.8**
NET NON-OPERATING EXPENSE (note 4)	(31,959)	(3.4)	(13,719)	(1.3)	(1,437)	(0.2)
Income tax						
- current	(10,191)	(1.1)	(14,128)	(1.4)	(42,185)	(4.8)
- deferred	10,638	1.1	1,311	0.1	(402)	0.0
NET INCOME/(LOSS) FROM CONSOLIDATED COMPANIES BEFORE GOODWILL AMORTIZATION	(21,286)	(2.3)	31,512	3.1	77,463	8.8
Group's share in net results of associated companies		0.0		0.0	10	0.0
NET INCOME/(LOSS) BEFORE GOODWILL AMORTIZATION	(21,286)	(2.3)	31,512	3.1	77,473	8.8
Goodwill amortization	(25,712)	(2.7)	(6,640)	(0.7	(3,493)	(0.4)
NET INCOME/(LOSS) BEFORE MINORITY INTERESTS	(46,998)	(5.0)	24,872	2.4	73,980	8.4
Minority interests	532	0.1	525	0.0	277	0.0
NET INCOME	(47,530)	(5.1)	24,347	2.4	73,703	8.4
Earnings/(loss) per share (€)	(1.44)		0.74		2.18	
Fully-diluted earnings/(loss) per share (€)	(1.39)		0.76		2.16	

Consolidated financial statements

III - Statement of cash flows for the years ended December 31

(In thousands of €)	**2001**	**2000**	**1999**
CASH FLOW FROM OPERATING ACTIVITIES			
Net income/(loss) before minority interests	(46,997)	24,872	73,980
Depreciation and amortization	52,603	30,384	18,897
Net additions to provisions	12,416	3,538	1,993
Net movement in deferred taxes	6,427	(1,311)	402
Net gains/ (losses) on disposal of fixed assets	80	(269)	(187)
Cash flow from operations	**24,529**	**57,214**	**95,085**
Change in working capital	36,322	(20,481)	(121,621)
Cash provided by (used in) operating activities	**60,851**	**36,733**	**(26,536)**
CASH FLOW FROM INVESTING ACTIVITIES			
Additions to intangible assets	(3,795)	(7,681)	(16,897)
Additions to property, plant and equipment	(17,558)	(36,488)	(38,268)
Additions to long-term financial investments	(133)	(324)	(168)
Investments in non-consolidated companies		(1,283)	
Total additions to non-current assets	**(21,486)**	**(45,776)**	**(55,333)**
Disposals of fixed assets	2,799	4,032	1,467
Effect of changes in group structure		(840)	(112,427)
Other uses and exchange rate fluctuations	865	456	(4,525)
Cash used in investing activities	**(17,822)**	**(42,128)**	**(170,818)**
CASH FLOW FROM FINANCING ACTIVITIES			
Dividends paid	(93)	(33,413)	(30,703)
Increase in shareholders' equity	111	2,944	5,638
Buyback of treasury stock		(65,647)	
Increase in borrowings	9,180	52,907	83,406
Repayment of borrowings	(13,061)	(13,601)	(13,563)
Effect of changes in group structure			42,724
Other sources and exchange rate fluctuations	987	3,546	13,429
Cash provided by (used in) financing activities	**(2,876)**	**(53,264)**	**100,931**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**40,153**	**(58,659)**	**(96,423**
Cash and equivalents at the beginning of the year	4,106	62,765	159,188
Increase (decrease) in cash and equivalents	40,153	(58,659)	(96,423)
Cash and equivalents at the end of the year	44,259	4,106	62,765

Notes to the consolidated financial statements

NOTE 1

Accounting policies and methods

General

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in France.

The new requirements of rule 99-02 issued by the French accounting regulation committee (Comité de réglementation comptable) were applied beginning in fiscal year 2000. The application of this new rule did not have a significant impact on the results or the financial position of the Group and does not prevent year-on-year comparisons. Opening consolidated reserves at January 1, 2000 increased by € 0.2 million as a result of the first-time application of rule 99-02.

Basis of consolidation

All companies within the scope of consolidation were fully consolidated at December 31, 2001.

These companies have a December 31 year-end.

The scope of consolidation remained unchanged during 2001.

The list of companies included in the consolidation is shown in note 23.

The results of companies acquired or disposed of are included in the consolidated income statement for the period during which they belonged to the Group.

The French companies in the Group opted for group tax relief effective January 1, 1996. Changes in the ownership of Sidel SA resulting from the takeover of the company by Tetra Laval had no effect on group tax relief in 2001.

Sales

The percentage of completion method is used for engineering contracts and contracts which contain an engineering element.

Other contracts are recorded using the completed contract method.

Foreign currency translation

Balance sheet accounts are translated into euros at the year-end exchange rate.

Income statement items are translated into euros at the average exchange rate for the year.

The Group's share of translation gains and losses less the related tax effect, where applicable, is recorded under the heading "Cumulative translation adjustment" in shareholders' equity.

Goodwill

A portion of the difference between the purchase price of consolidated subsidiaries and the underlying net assets of such companies at their date of acquisition is allocated to the appropriate items of the consolidated balance sheet based on fair values. The remaining difference is included under "Goodwill".

Goodwill arising on consolidation is amortized over a period of 5 to 20 years, depending on the nature and development prospects of each company at the time of acquisition.

In accordance with rule 99-02, goodwill is subject to exceptional write-downs when warranted by the results and future prospects of the acquired companies.

Intangible assets

Intangible assets include mainly:

- patents, amortized over their useful life;
- costs concerning the Actis innovation, amortized over 12 years;
- costs relating to the new information systems, amortized over 8 years from the date they enter service.

Property, plant and equipment

Property, plant and equipment is stated at historical cost.

Depreciation is charged on a straight-line basis over the following useful lives:

- Buildings: 20 years
- Fixtures and fittings: 10 years
- Industrial plant and equipment: 5 to 10 years
- Office equipment and furniture: 10 years
- Computer equipment: 3 to 4 years

Assets are subject to write-downs for impairment when their fair value or likely sale value, where applicable, warrants such an adjustment.

Inventories

Bought-in goods and supplies are valued at cost plus incidental expenses.

Finished goods are valued at production cost for the year, excluding interest expense.

Provisions are recorded for items in inventory for more than two years, where the quantity held exceeds average annual consumption over the last three years for machine components and consumption of the last ten years for replacement parts sold by the after-sales service departments.

Provisions for sub-assemblies and finished goods held in inventory for more than a year are booked on the basis of age, obsolescence and market value.

Provisions for risks and charges

Provisions for warranties and start-up costs are booked on sales recorded using the completed contract method.

- Warranty provisions are recorded based on the warranty periods stated in the general conditions of sale and in customer orders. Amounts provided are determined on the basis of statistical analyses per machine and projections made by after-sales service departments.
- The provision for start-up costs relates to machines billed to customers prior to December 31, but not yet in operation at that date.

A provision for losses to completion is recorded when estimated costs are higher than selling price.

A provision is recorded for the uninsured portion of pensions and retirement indemnity commitments, calculated using the retrospective method.

In accordance with CRC rule 2000-06 and CNC opinion 00-01, provisions for restructuring are booked if decisions have been taken by the Board of Directors and announced to works councils before the end of the fiscal year (2000 and 2001).

Research and Development costs

Research and Development costs, which totaled € 37.6 million, representing 4.0% of sales in 2001, are charged to the income statement in the year in which they are incurred. R&D costs totaled € 41.8 million, or 4.1% of sales in 2000 and € 39.3 million, or 4.5% of sales in 1999.

Exposure to market risks

The Group has little exposure to market risks because Group companies generally quote prices to their customers in local currencies. Sales billed in foreign currencies at the customer's request are hedged when the order is placed.

In the event that an order or a recurring transaction is cancelled, giving rise to an exchange rate hedge with no underlying transaction, the difference between the exchange rate of the forward contract and the exchange rate at December 31 is recorded in the income statement.

Purchases made in foreign currencies are hedged on a case by case basis.

Financial instruments

The main financial instruments used to cover foreign exchange risks are forward purchase and sale contracts and options. Interest rate swaps, options, caps and floors are used to cover interest rate risks.

Transactions are undertaken with high-quality counterparties and are diversified so as to minimize counterparty risk.

Open positions at December 31, 2001 are detailed in note 20.

There were no open positions at December 31, 2000.

Receivables and payables

Receivables and payables expressed in euros are recorded at face value.

Receivables and payables expressed in foreign currencies are translated into euros at the year-end exchange rate or the hedged rate as appropriate.

Differences arising from the translation of foreign currency receivables and payables at December 31 are recorded as unrealized translation gains or losses in the income statement.

Where the estimated recoverable value of a receivable is less than its book value, a provision is recorded for the difference.

Income tax and deferred taxes

Deferred tax assets and liabilities are calculated using the liability method on temporary differences between book and tax values of assets and liabilities in the balance sheet. The tax rates applicable for future periods are used to determine the deferred tax amounts at the end of each period.

Deferred tax assets related to losses carried forward are recorded only if they are likely to be realized in the near future.

In accordance with article 3150 of CRC rule 99-02, deferred taxes have not been discounted to present value.

Fixed assets acquired under capital leases

Fixed assets acquired under finance leasing agreements that have the effect of transferring the benefits and risks of ownership to the acquiring companies are capitalized on the basis of the present value of future rents, and the corresponding debt is recorded in liabilities.

These assets are depreciated by the straight-line method over their estimated useful lives.

The maturity of the related liability is taken as being the term of the capital lease.

Employee profit-sharing

Employee profit-sharing included under "personnel costs" includes amounts due under both the French statutory scheme and other profit-sharing schemes and amounted to € 0.8 million in 2001 (2000: € 1.9 million, 1999: € 6.1 million). In 1999 the amount was shown on a separate line in the income statement.

Pension commitments

Pension commitments for employees on the payroll at December 31, 2001 and whose termination had not been notified at that date, are generally calculated by the projected unit credit method. They amounted to € 5.0 million at December 31, 2001, covered by insurance policies of € 3.1 million and provisions of € 1.9 million. At December 31, 2000, pension commitments amounted to € 6.0 million (covered by insurance policies of € 4.2 million and provisions of € 1.8 million). At December 31, 1999, they amounted to € 6.3 million (covered by insurance policies of € 4.0 million and provisions of € 2.3 million).

Earnings/(losses) per share

Earnings or losses per share are determined based on the number of shares in issue at the end of each fiscal year, after deduction of treasury stock.

Earnings or losses per share assuming full dilution take into account the conversion of all dilutive items in the number of shares in issue at the end of the year.

NOTE 2

Sales

The breakdown of consolidated sales by region is as follows :

(In millions of €)	**2001**	**2000**	**1999**
France	117.2	110.2	108.2
Europe	263.5	302.7	212.2
North America	295.6	343.8	347.0
South America	68.2	71.9	59.8
Middle East/Africa	59.4	71.1	57.8
Asia-Pacific	128.7	125.3	93.2
	932.6	1, 025.0	878.2
Of which impact of changes in Group structure	0.0	90.8	37.6

NOTE 3

Net financial income / (expense)

(In millions of €)	**2001**	**2000**	**1999**
Gain on disposals of treasury stock	0.0	0.0	8.3
Net financial expense	(11.1)	(10.1)	(0.9)
Net exchange gains/(losses)	(0.1)	(1.9)	0.2
Movement in provisions	0.0	0.0	1.4
Provisions against investments in non-consolidated companies	(0.5)	(0.8)	0.0
Net financial income/(expense)	(11.7)	(12.8)	9.0

The transactions with the most significant impact on the financial result were the share buybacks carried out in 2000. There were no significant transactions in 2001.

NOTE 4

Non-operating items

(In millions of €)	**2001**	**2000**	**1999**
- Costs related to the takeover bid	(11.8)	0.0	0.0
- Restructuring and redundancies	(7.7)	(1.0)	(1.1)
- Provisions and costs related to disputes	(8.0)	0.0	0.0
- Déminor agreement	(2.0)	0.0	0.0
-Non-operating provisions on land and buildings	(1.9)	0.0	0.0
Capital gain (loss) on the sale of assets	(0.1)	0.3	(0.2)
- Restatement of inventories (Sidel SA)	0.0	(9.1)	0.0
- Other	(0.5)	(3.9)	(0.5)
Non-operating expense	(32.0)	(13.7)	(1.4)

Costs related to the takeover bid are primarily consulting and legal fees.

Restructuring and redundancy costs relate primarily to the following companies: Norden International, La Girondine, Norden Pac Machinery, Sidel SA and Rémy.

A definitive out-of-court settlement was reached with Déminor on January 31, 2002. Under the terms of the settlement and in accordance with articles 2044 et seq. of the French civil code, Déminor received a lump sum payment of € 2 million, in return for withdrawing all claims against Sidel.

Provisions and costs related to disputes cover, in particular, the risk of contractual penalties resulting from customer disputes and the risk of liability for patent infringement.

Inventories and work in process of Sidel SA were overstated by € 9.1 million at December 31, 1999 (€ 4.8 million in respect of 1999 and € 4.3 million in respect of 1995-98).

In 1999, operating income should have been € 107.7 million instead of € 112.5 million and net income before minority interests € 71.1 million instead of € 74.0 million.

These overstatements arose due to incorrect accounting entries which reduced the costs of certain contracts billed and increased, by the same amounts, the cost of contracts in progress at the end of the fiscal year.

NOTE 5

Goodwill

(In millions of €)	2001	2000	1999
At January 1	83.4	89.2	14.4
Acquisitions	0.0	0.8	78.2
Amortization for the year	25.8	6.6	3.4
Net book value at December 31	57.6	83.4	89.2

As the results of Girondine, MES and Rafale since they were acquired have been considerably lower than expected, the corresponding goodwill was entirely written off in 2001. The write-down in relation to the initially-planned amortization totaled € 5.3 million, breaking down into € 3.3 million, € 1.0 million and € 1.0 million, respectively.

As Guérin is not considered to be part of the Group's core business, the goodwill related to this company was written down by € 13.8 million, so as to bring its consolidated value into line with its estimated market value.

Write-downs of goodwill during fiscal year 2001 totaled € 19.1 million.

The € 0.8 million increase in goodwill in 2000 concerned fair value adjustments made in relation to La Girondine, Guérin and Norden, which were acquired in 1999.

In 1999, the increase in goodwill related mainly to the acquisition of Norden (€ 49.9 million amortized over 20 years) and Guérin (€ 19.9 million amortized over 15 years). Goodwill at October 31, 1997 relating to Gebo Industries, amounting to € 19.5 million, has been deducted from the merger premium. The additional amortization charge that would have arisen if the goodwill had not been deducted from the merger premium totals € 1.1 million.

NOTE 6

Intangible assets

• 2001 *(In thousands of €)*	Jan 1, 2001	Additions	Decreases	Changes in Group structure	Translation adjustement	Dec 31, 2001
Concessions - Patents	18,151	2,214	74		4	20,295
Goodwill	259					259
Other	15,552	1,581	147		48	17,034
Gross value	**33 962**	**3 795**	**221**		**52**	**37,588**
Amortization	12,756	4,184	221		(20)	16,699
Net value	**21,206**	**(389)**	**0**		**72**	**20,889**

• 2000 *(In thousands of €)*	Jan 1, 2000	Additions	Decreases	Changes in Group structure	Translation adjustement	Dec 31, 2000
Concessions - Patents	14,314	3,965	161		33	18,151
Goodwill	587		332		4	259
Other	12,784	3,716	909		(39)	15,552
Gross value	**27,685**	**7,681**	**1,402**		**(2)**	**33,962**
Amortization	10 776	3 510	1 537		7	12,756
Net value	**16,909**	**4,171**	**(135)**		**(9)**	**21,206**

• 1999 *(In thousands of €)*	Jan 1, 1999	Additions	Decreases	Changes in Group structure	Translation adjustement	Dec 31, 1999
Concessions - Patents	6,251	7,716	259	526	80	14,314
Goodwill	293			292	2	587
Other	3,197	9,181	671	1,059	18	12,784
Gross value	**9,741**	**16,897**	**930**	**1,877**	**100**	**27,685**
Amortization	8,088	2,076	804	1,348	68	10,776
Net value	**1,653**	**14,821**	**126**	**529**	**32**	**16,909**

Expenses relating to the Actis innovation, amounting to € 6.1 million in 1999 and € 2.2 million in 2000, have been capitalized. Several patents have been filed relating to this innovation.

Costs relating to the SAP information system, amounting to € 10.1 million at December 31, 2000, have been capitalized under other intangible assets (€ 8.1 million in 1999 and € 0.4 million in 2000 at Sidel SA and € 1.6 million in 2000 at Sidel Inc.).

NOTE 7

Property, plant and equipment

• 2001 *(In thousands of €)*	Jan 1, 2001	Additions	Disposals	Changes in Group structure	Translation adjustment	Dec 31, 2001
Land	17,612	1,912	555		(32)	18,937
Buildings	135,950	6,979	80		(555)	142,294
Industrial plant and equipment	78,831	8,366	4,643		(1,174)	81,380
Other fixed assets	39,635	4,336	2,001		295	42,265
Advances and down payments	8,210	(4,035)			(56)	4,119
Cost	**280,238**	**17,558**	**7,279**		**(1,522)**	**288,995**
Depreciation and provisions	106,655	22,707	4604		(577)	124,181
Net	**173,583**	**(5,149)**	**2,675**		**(945)**	**164,814**

Depreciation and provisions includes € 1.9 million in provisions for write-downs, as indicated in note 4.

• 2000 *(In thousands of €)*	Jan 1, 2000	Additions	Disposals	Changes in Group structure	Translation adjustment	Dec 31, 2000
Land	13,875	4,024	390		103	17,612
Buildings	110,037	25,598	653		968	135,950
Industrial plant and equipment	66,116	11,046	8,700	10,741	(372)	78,831
Other fixed assets	33,833	5,729	2,435	1,892	616	39,635
Advances and down payments	18,322	(9,912)	102		(98)	8,210
Cost	**242,183**	**36,485**	**12,280**	**12,633**	**1,217**	**280,238**
Depreciation and provisions	82,546	20,234	8,842	12,834	(117)	106,655
Net	**159,637**	**16,251**	**3,438**	**(201)**	**1,334**	**173,583**

• 1999 *(In thousands of €)*	Jan 1, 1999	Additions	Disposals	Changes in Group structure	Translation adjustment	Dec 31, 1999
Land	8,607	2,226	119	2,758	403	13,875
Buildings	83,861	10,123	179	14,163	2,069	110,037
Industrial plant and equipment	29,417	11,310	2,196	26,552	1,033	66,116
Other fixed assets	26,762	6,325	2,701	2,109	1,338	33,833
Advances and down payments	7,179	14,173	5,864	2,664	170	18,322
Cost	**155,826**	**44,157**	**11,059**	**48,246**	**5,013**	**242,183**
Depreciation and provisions	57,465	13,327,	4,193	14,903	1,044	82,546
Net	**98,361**	**30,830**	**6,866**	**33,343**	**3,969**	**159,637**

Fixed assets include capital leases of the following amounts:

(In thousands of €)	Dec. 31, 2001	Dec. 31 2000	Dec. 31 1999
Cost:			
Land and buildings	70,279	67,880	52,587
Plant and equipment	15,913	13,703	9,557
Advances and down payments		5,192	16,825
Total cost	**86,192**	**86,775**	**78,969**
Depreciation	19,548	14,060	9,304
Net	**66,644**	**72,715**	**69,665**

NOTE 8

Long-term investments

(In millions of €)	2001	2000	1999
Investments in non-consolidated companies*	1.3	1.3	0.0
Other long-term investments	1.5	1.5	1.5
Total cost	**2.8**	**2.8**	**1.5**
Provisions	1.8	1.3	0.5
Total net value	1.0	1.5	1.0

The book value at December 31, 2001 of investments in non-consolidated companies was determined on the basis of the net assets of the company in question.

* *(Stella Electronic)*

NOTE 9

Inventories – Analysis at December 31, 2001

• 2001 (In thousands of €)	Gross	Provisions	Net
Raw materials and consumables	109,456	11,623	97,833
Work in progress	104,356	4,809	99,547
Semi-finished and finished goods	26,753	16,161	10,592
Total	**240,565**	**32,593**	**207,972**

◦ 2000 (In thousands of €)	Gross	Provisions	Net
Raw materials and consumables	112,447	11,171	101,276
Work in progress	81,449	4,174	77,275
Semi-finished and finished goods	36,742	18,249	18,493
Total	**230,638**	**33,594**	**197,044**

◦ 1999* (In thousands of €)	Gross	Provisions	Net
Raw materials and consumables	104,241	9,034	95,207
Work in progress	111,287	9,494	101,793
Semi-finished and finished goods	23,863	2,121	21,742
Total	**239,391**	**20,649**	**218,742**

* *Before restatements described in note 4.*

NOTE 10

Marketable securities

(In millions of €)	Dec. 31, 2001	Dec. 31, 2000	Dec. 31 1999
Mutual funds and time deposits	11.3	10.8	27.7
Other investments	16.3	18.0	20.1
Total	**27.6**	**28.8**	**47.8**
Market value	**27.6**	**28.8**	**47.8**

NOTE 11

Deferred taxes

The deferred tax liabilities of € 3.7 million at December 31, 2001 (€ 2.5 million at the 2000 year-end and € 4.0 million in 1999) is mainly due to adjustments on consolidation for regulated provisions booked for tax purposes, capital leases and valuation differences.

The deferred tax assets of € 2.4 million at December 31, 2001 (€ 14.9 million in 2000 and € 18.9 million in 1999) is due primarily to the non-deductibility in France of the provision for employee profit-sharing and certain vacation pay accruals, to the elimination of intercompany profits in inventories, and for fiscal years 1999 and 2000 to tax losses carried forward which are considered to be recoverable.

In 2000 and 2001, the Group carried back the losses of the tax consolidation group. The resulting tax asset, calculated at the rate of 33.33%, totaled € 22.2 million and was included in other receivables.

(In millions of €)	**2001**	**2000**	**1999**
Tax losses carried forward	0.8	10.2	10.6
Timing differences	0.1	1.5	3.2
Intercompany profits in inventories	1.2	2.2	1.9
Capital leases	(2.2)	(2.0)	(1.4)
Other	(1.2)	0.5	0.6
Net deferred tax assets / (liabilities)	**(1.3)**	**12.4**	**14.9**
Deferred tax assets – under "Other receivables"	2.4	14.9	18.9
Deferred tax liabilities – under "Other liabilities"	3.7	2.5	4.0

In 2001, deferred tax assets of € 3.8 million related to losses of companies not included in the tax group were reversed, because the earnings outlook of these companies made it impossible for the Group to foresee recovery of these assets in the near future.

The difference in the effective tax rate in 2000 is mainly due to the tax rates payable by Sidel Malaysia and the Norden companies being lower than in France, as well as to tax credits, particularly for research and development costs.

Net non-operating expense generated a tax credit of € 10.2 million in 2001 (tax credit of € 4.9 million in 2000).

NOTE 12

Income tax charge

In 2001, the income tax charge represents –2.06% of the consolidated net loss before tax and goodwill amortization.

(In %)	**2001**	**2000**	**1999**
French income tax rate	33.33	33.33	33.33
Surcharge	2.00	3.33	3.33
Temporary surcharge	0.00	0.00	3.33
Social contribution	1.11	1.11	0.00
Impact of rate change on French deferred taxes	(1.00)	(1.33)	(2.23)
Difference in rate on carry back	(2.11)	0.00	0.00
Difference in rate on unrecognized tax losses	(17.35)	0.00	0.00
Difference in foreign tax rates	(18.04)	(7.53)	(2.29)
Effective tax rate	**(2.06)**	**28.91**	**35.47**

The 2001 effective tax rate is negative because of the losses incurred in 2001.

NOTE 13

Changes in shareholders' equity

Number of shares	(In thousands of €)	Capital stock	Additionnal paid-in capital	Consolidated reserves	Translation adjustement	Treasury stock	Net result of operation for the year	Share-holders' equity
33,687,341	Shareholders' equity at December 31, 1998	77,034	7,884	148,132	(3,863)	(3,730)	72,281	297,738
	Appropriation of 1998 income:							
	Dividend distribute						(30,703)	(30,703)
	Transfer to reserves			41,578			(41,578)	0
	Increase in capital stock:							
186,253	Exercise of stock subscription options	447	5,192					5,639
	Conversion of capital to euros	3,816		(3,816)				0
	Translation adjustment				10,234			10,234
	Treasury stock							0
	Net income for 1999						73,703	73,703
33,873,594	Shareholders' equity at December 31, 1999	81,297	13,076	185,894	6,371	(3,730)	73,703	356,611
	Appropriation of 1999 income:							
	Dividend distributed						(33,327)	(33,327)
	Transfer to reserves			40,376			(40,376)	0
	Translation adjustment				5,468			5,468
	Increase in capital stock:							
65,650	Exercise of stock subscription options	157	2,786					2,943
	Treasury stock:							
(667,908)	Reduction in capital following buyback	(1,603)	(15,862)	(33,741)		3,730		(47,476)
(247,741)	Treasury stock					(18,460)		(18,460)
	Impact of first-time application of CRC rule 99-02			289				289
	Net income for 2000						24,347	24,347
33,023,595	Shareholders' equity at December 31, 2000	79,851	0	192,818	11,839	(18,460)	24,347	290,395
	Appropriation of 2000 income:							
	Transfer to reserves			24,347			(24,347)	0
	Translation adjustment				465			465
	Increase in capital stock:							
46,385	Exercise of stock subscription options	111	1,972					2,083
	Treasury stock:							
(9,009)	Treasury stock					(313)		(313)
	Net loss for 2001						(47,530)	(47,530)
33,060,971	Shareholders' equity at December 31, 2001	79,962	1,972	217,165	12,304	(18,773)	(47,530)	245,100

The 667,908 shares cancelled by the Board of Directors on November 16, 2000 had been acquired for € 51.2 million.
The 256,750 shares held in treasury stock at December 31, 2001 were acquired at an overall cost of € 18.8 million under the share buyback program.
Of these 256,750 shares, 186,750 were earmarked for options granted in 2000.

NOTE 14

Minority interests (MAT and Alsim)

(In thousands of €)	
At December 31, 1998	**599**
Minorities' share in 1999 results	276
Dividends paid	(39)
Changes in the composition of the Group	122
At December 31, 1999	**958**
Minorities' share in 2000 results	525
Dividends paid	(86)
At December 31, 2000	**1,397**
Minorities' share in 2001 results	532
Dividends paid	(93)
At December 31, 2001	**1,836**

NOTE 15

Provisions for risks and charges

• 2001 *(In thousands of €)*	Jan. 1, 2001	Increase	Write -back of provisions used	Write -back of Provisions unused	Accounting change	Changes in Group structure	Translation adjustment	Dec. 31, 2001
Warranties	11,710	3,824	2,477				(8)	13,049
Pensions	1,789	261	195				(2)	1,853
Foreign exchange	0							0
Start-up costs	19,369	15,305	18,354				(51)	16,269
Taxes	220	363	229			915	9	1,278
Losses to completion	99	250	99					250
Restructuring	1,497	3,261	615				15	4,158
Disputes	2,603	12,457	1,223				(74)	13,763
Déminor agreement	0	2,000						2,000
Other	6,328	705	3,316			(915)	(2)	2,800
Total	**43,615**	**38,426**	**26,508**	**0**	**0**	**0**	**(113)**	**55,420**

Non-operating provisions and write-backs are detailed in note 4.

• 2000 *(In thousands of €)*	Jan. 1, 2000	Increase	Write-back of provisions used	Write back of provisions unused	Accountin change	Changes in Group structure	Translation adjustment	Dec. 31, 2000
Warranties	12,369	11,386	12,075				30	11,710
Pensions	2,335	158	704					1,789
Foreign exchange	834	0	839				5	0
Start-up costs	12,858	18,112	11,626				25	19,369
Taxes	128	267	173				(2)	220
Losses to completion	122	99	122					99
Norden restructuring	4,682		4,044					638
Other	7,293	5,682	3,374				189	9,790
Total	**40,621**	**35,704**	**32,957**	**0**	**0**	**0**	**247**	**43,615**

• 1999 *(In thousands of €)*	Jan. 1, 1999	Increase	Write-back of provisions used	Write back of provisions unused	Accountin change	Changes in Group structure	Translation adjustment	Dec. 31, 1999
Warranties	11,726	1,344	1,216			434	81	12,369
Pensions	1,654	110	106			677	-	2,335
Foreign exchange	1,178	832	1,242			-	66	834
Start-up costs	7,604	11,980	7,506			643	137	12,858
Taxes	47	22	2			60	1	128
Losses to completion	81	122	570			489	-	122
Year 2000	1,372	-	1,372			-	-	0
Norden restructuring						4,682		4,682
Other	3,385	1,065	1,502			4,297	48	7,293
Total	**27,047**	**15,475**	**13,516**	**0**	**0**	**11,282**	**333**	**40,621**

NOTE 16

Borrowings

• Maturities of borrowings at December 31, 2001

(In thousands of €)	Total	Of which real estate finance leases
Due within 1 year	158,341	6,260
Due after more than 1 year but within 5 years	52,927	24,563
Due after more than 5 years	34,569	29,876
	245,837	**60,699**

• Maturities of borrowings at December 31, 2000

(In thousands of €)	Total	Of which real estate finance leases
Due within 1 year	213,887	7,159
Due after more than 1 year but within 5 years	35,523	25,424
Due after more than 5 years	37,948	34,759
	287,358	**67,342**

• Maturities of borrowings at December 31, 1999

(In thousands of €)	Total	Of which real estate finance leases
Due within 1 year	117,672	5,622
Due after more than 1 year but within 5 years	31,565	23,497
Due after more than 5 years	36,850	33,077
	186,087	**62,196**

• By currency

(In thousands of €)	Dec. 31, 2001	Dec. 31, 2000
In euros	198,525	237,134,*
In Swedish kronor	35,996	39,682
In US dollars	6,182	6,154
Other currencies	5,134	4,388
Total	**245,837**	**287,358**

**in euro zone currencies.*

• By category of interest rate *(In thousands of €)*

	Dec. 31, 2001	Dec. 31, 2000	Dec. 31, 1999
Variable rate (1)	238,353	276,858	173,495
Fixed rate	4,959	5,955	7,228
Interest free	2,525	4,545	5,364
	245,837	**287,358**	**186,087**

(1) primarily Eonia and Euribor based

NOTE 17

Directors' interests

The directors and the 10 executive officers of the Group received in 2001:

- € 3,593,830 in compensation and benefits, including € 1,547,539 in negotiated severance pay (€ 2,077,402 in 2000, with no negotiated severance pay)
- € 147,875 in directors' attendance fees (€ 157,937 in 2000)

and owned, at December 31, 2001, 6 shares and held warrants and options enabling them to acquire 84,050 shares.

No loans or guarantees were extended to members of the Board of Directors.

NOTE 18

Number of employees

The total number of employees of fully consolidated companies at December 31, 2001 was 4,480 compared with 4,314 at December 31, 2000 and 4,048 at December 31, 1999.

NOTE 19

Stock options

At December 31, 2001, the number of outstanding stock subscription options was 407,800, and the number of outstanding stock purchase options was 186,750.

If all stock subscription and purchase options were exercised, the total amount of the employer's social security contributions payable on the additional rebate (that part of the rebate exceeding 5% of the average market price of the 20 trading days preceding the date the options were granted) would be € 652,000, according to the following provisional schedule (in thousands of euros):

- **2002: 32**
- **2003: 620**

NOTE 20

Commitments and contingencies

(In thousands of €)	Dec. 31, 2001	Dec. 31, 2000	Dec. 31, 1999
Unmatured discounted bills	1,602	979	1,173
Bank guarantees on contracts	59,102	41,749	41,325
Bank guarantees to public authorities	157	242	0
Commitments to repurchase equipment	9,592	10,900	6,340
Back-to-back rental contracts:			
- rent payable	5,606	5,078	7,943
- rent receivable	5,603	5,659	8,421
Construction purchases	0	1 588	0
Forward sales of foreign currency	32,278	25,521	36,121
Forward purchases of foreign currency	2,062	0	0
Interest rate hedges	0	0	15,245
Secured borrowings	68,793	70,000	73,999
Unused amount of medium-term credit line	5,337	12,183	15,245
Guarantees received on orders	771	1,139	1,551

Forward sales of foreign currency included two transactions carried out by the subsidiary Alsim, totalling € 2.5 million, both maturing on February 28, 2002, which were not applied to specific contracts. The Brazilian subsidiary held a Brazilian real – US dollar swap worth € 0.5 million, maturing on March 7, 2002.

At December 31, 2001, the unrealized gain on these transactions was € 8,000.

NOTE 21

Segment information

(In millions of €)	Sales			Operating* income			Fixed assets (net)**		
	2001	2000	1999	2001	2000	1999	2001	2000	1999
Blow molding-Filling	632.0	711.8	679.4	3.4	51.4	100.4	124.4	127.8	113.4
Engineering - Conveying	142.4	164.7	119.1	5.8	3.2	5.0	20.7	23.5	20.5
Overwrapping - Palletization	67.7	68.0	59.0	2.5	4.8	3.3	8.9	9.0	7.9
Health - Beauty	124.0	118.1	41.1	10.4	10.9	3.8	32.7	35.5	35.8
Eliminations between divisions	(33.5)	(37.6)	(20.4)	(0.2)	0.5	0.0			
Consolidated Group total	932.6	1025.0	878.2	21.9	70.8	112.5	186.7	195.8	177.6

** after reclassification of employee profit-sharing under personnel costs*

*** excluding goodwill*

NOTE 22

Earnings/(loss) per share

(In thousands of €)	2001	2000	1999
Net income/(loss)	(47,530)	24,347	73,703
Number of shares issued at December 31, 2001	33,317,721	33,271,336	33,873,594
Number of treasury stock	(256,750)	(247,741)	(57,871)
Number of shares used to determine earnings per share	33,060,971	33,023,595	33,815,723
Earnings/(loss) per share (in €)	(1.44)	0.74	2.18
Net income based on full dilution	(46,544)	25,686	74,443
Number of shares assuming full dilution	33,655,521	33,739,012	34,410,040
Fully-diluted earnings/(loss) per share (in €)	(1.39)	0.76	2.16

NOTE 23

List of fully-consolidated companies at December 31, 2001

	City/town	SIREN	%-held (direct + indirect)
HOLDING AND PROPERTY COMPANIES			
Sidel Participations Industrielles	Le Havre	350 126 652	100
BLOW MOLDING-FILLING DIVISION			
FRANCE			
Sidel Actis Services	Le Havre	424 623 759	100
M.A.T.	Le Havre	409 753 811	51
Rémy Equipement	Le Havre	662 950 336	100
Les Techniciens Réunis. LTR	Neuilly sur Marne	692 017 718	100
Héma Technologies	Quimper	375 880 051	100
Microondes Energie Systems	Villejuif	337 850 325	100
Marion	Le Bouscat	334 397 957	100
La Girondine	Le Bouscat	334 413 630	100
Guérin Développement	Le May	342 602 141	100
Guérin Systems	Le May	060 201 290	100

EUROPE			
Alsim	Parma (Italy)		80
Sidel Italia	Milan (Italy)		100
Sidel España S.L.	Granollers (Spain)		100
Guérin España	Cardedu (Spain)		100
La Girondine España	Irun (Spain)		100
Sidel GmbH	Viernheim (Germany)		100
NORTH AND SOUTH AMERICA			
Sidel Inc.	Norcross (USA)		100
Sidel de Mexico S.A. de C.V.	Mexico City (Mexico)		100
Sidel Controladora	Mexico City (Mexico)		100
Sidel de Servicios	Mexico City (Mexico)		100
Sidel Ind. Ecom. Ltda	Buenos Aires (Argentina)		100
Sidel Indústria e Comércio	Sao Paulo (Brazil)		100
Guérin Brasil	Sao Paulo (Brazil)		100
Sidel Venezuela	Caracas (Venezuela)		100
ASIA			
Sidel Far East Ltd	Hong Kong (China)		100
Sidel Machinery Co Ltd	Shanghai (China)		100
Sidel Singapore PTE Ltd	Singapore		100
Sidel India	Mumbai (India)		100
Sidel Industry Sdn Bhd	Shah Alam (Malaysia)		100
HEALTH AND BEAUTY DIVISION			
FRANCE			
Kalix	Palaiseau	612 041 285	100
A.D.M.V.	Crémieu	339 608 515	100
B.E.L.	Vulaines	306 473 984	100
Citus	Vulaines	692 007 222	100
Cosmétis	Vulaines		100
Norden France SARL	Pontoise	332 063 155	100
EUROPE			
Norden Pac International AB	Kalmar (Sweden)		100
Norden Pac Industries AB	Kalmar (Sweden)		100
Export AB Norden	Kalmar (Sweden)		100
Norden Pac Machinery AB	Kalmar (Sweden)		100
Fastighets AB Manillagarden	Kalmar (Sweden)		100
Nordiska Tub AB	Hjo (Sweden)		100
GP Plastindustri Intressenter AB	Gislaved (Sweden)		100
GP Plastindustri AB	Gislaved (Sweden)		100

EUROPE			
Norden Pac Development AB	Kalmar (Sweden)		100
Norden Tube AB	Kalmar (Sweden)		100
Norden Pac Plastic AB	Alstorp (Sweden)		100
Norden Packs AB	Helsingborg (Sweden)		100
Norden UK LTD	Baldock (United Kingdom)		100
Norden AC Beteiligungs GMBH	Ostfildern (Germany)		100
Norden Pac GMBH	Ostfildern (Germany)		100
Fesa Handels GMBH	Ostfildern (Germany)		100
Nordiska Tub AS	Sem (Norway)		100
NORTH AND SOUTH AMERICA			
Norden Inc	North Branch (USA)		100
Norden Andbro Inc	Pitman (USA)		100
A/D Contract Packaging Inc	Pitman (USA)		100
ASIA			
Norden Pac Pacific PTE LTD	Singapore		100
OVERWRAPPING - PALLETIZATION DIVISION			
FRANCE			
Cermex	Corcelles-les-Citeaux	300 989 001	99
Cermex Ouest Conditionnement	Lisieux	626 850 028	99
EUROPE			
Cermex U.K.	Huntingdon (United Kingdom)		100
NORTH AND SOUTH AMERICA			
Cermex Inc	Norcross (USA)		100

SIDEL

ENGINEERING - CONVEYING DIVISION

FRANCE			
Gebo Industries	Reichstett	410 217 897	100
Delta Consultant et Systèmes	Reichstett	339 097 313	100
Rafale Technologies	Pérenchies	464 501 808	100
EUROPE			
Gebo Kaiser GmbH	Viernheim (Germany)		100
Gebo U.K. Ltd	Steppingley (United Kingdom)		100
Sorbal Equipamentos Ind. S.A.	Vale de Cambra (Portugal)		100
NORTH AND SOUTH AMERICA			
Gebo Industries Inc	Montreal (Canada)		100
G.C.C.S. Inc.	Montreal (Canada)		100
D.C.S. IPAL Inc.	Montreal (Canada)		100
Gebo Corporation Inc.	Bradenton (USA)		100
Garro	Bradenton (USA)		100
Gebo Mexico	Mexico City (Mexico)		100
Gebo Produccion	Santiago (Chile)		100
Promec	Santiago (Chile)		100
ASIE			
Gebo South East Asia Inc.	Manila (Philippines)		100
Reichstett Realty Corp. Inc.	Manila (Philippines)		100

Sidel SA financial statements

Sidel S.A. financial statements

I - Balance sheet at December 31

ASSETS

(In thousands of €)	2001 Gross	2001 Amortization depreciation & provisions	2001 Net	2000 Net	1999 Net
INTANGIBLE ASSETS					
Concessions, patents, licenses, trademarks	1,385	958	427	456	485
Goodwill and leasehold rights	91	15	76	76	76
Other intangible assets	12,883	6,061	6,822	7,398	7,999
Advances and down payments to suppliers of fixed assets			0	7	
PROPERTY, PLANT AND EQUIPMENT					
Land	3,767	716	3,051	3,201	3,056
Buildings	24,799	10,276	14,523	14,475	13,753
Equipment	20,531	14,633	5,898	7,237	8,242
Other	8,513	5,317	3,196	4,479	4,446
Advances and down payments to suppliers of fixed assets	93		93	169	5
LONG-TERM INVESTMENTS					
Investments in subsidiaries and affiliates	191,785	1,245	190,540	190,549	146,220
Receivable from subsidiaries and affiliates			0		
Other long-term investments	18,774	5,936	12,838	12,568	3,730
Loans			0		
Other long-term investments	70		70	81	100
	282,691	**45,157**	**237,534**	**240,696**	**188,112**
INVENTORIES AND WORK IN PROGRESS					
Raw materials and consumables	44,262	2,060	42,202	46,580	43,867
Work in progress	74,202	3,284	70,918	52,439	79,011
Semi-finished and finished goods	19,889	15,155	4,734	12,218	15,332
ADVANCES AND DOWN PAYMENTS TO SUPPLIERS	14,697		14,697	14,587	20,180
ACCOUNTS RECEIVABLE					
Trade receivables	121,274	7,422	113,852	165,118	165,959
Other receivables	36,246		36,246	34,950	64,878
MARKETABLE SECURITIES			0	0	16,314
CASH AND EQUIVALENTS	982		982	1,950	4,928
PREPAID EXPENSES	527		527	274	1,643
	312,079	**27,921**	**284,158**	**328,116**	**412,113**
UNREALIZED TRANSLATION LOSSES	271		271	664	1,555
TOTAL ASSETS	**595,041**	**73,078**	**521,963**	**569,476**	**601,779**

LIABILITIES & SHAREHOLDERS' EQUITY

(In thousands of €)	2001 Before appropriation	2001 After appropriation	2000 After appropriation	1999 After appropriation
SHAREHOLDERS' EQUITY				
Capital stock	79,963	79,963	79,851	81,297
Additional paid-in capital	4,759	4,759	2,787	32,106
Legal reserve	7,985	7,985	7,985	8,130
Tax regulated reserves				
Other reserves	105,360	105,360	105,360	122,696
Retained earnings/(deficit)	21,151	(2,044)	21,151	14,817
Net income/(loss) for the year	(23,195)			
Untaxed provisions	5,841	5,841	6,187	5,950
	201,864	201,864	223,321	264,996
PROVISIONS FOR RISKS AND CHARGES				
Provisions for risks	21,583	21,583	11,107	10,686
Provisions for charges	11,650	11,650	14,547	9,792
	33,233	33,233	25,654	20,478
BORROWINGS				
Bank borrowings	103,837	103,837	135,753	64,393
Other borrowings	2,349	2,349	3,411	6,814
ADVANCES AND DOWN PAYMENTS FROM CUSTOMERS	40,591	40,591	31,075	60,082
ACCOUNTS PAYABLE				
Trade payables	96,184	96,184	114,758	108,510
Income and payroll tax payables	11,979	11,979	10,344	17,853
Other operating liabilities	29,701	29,701	24,193	56,666
NON-OPERATING LIABILITIES				
Amounts payable to suppliers of fixed assets	241	241	300	342
DEFERRED INCOME	1,439	1,439	493	604
	286,321	286,321	320,327	315,264
UNREALIZED TRANSLATION GAINS	545	545	174	1,042
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**521,963**	**521,963**	**569,476**	**601,779**

Sidel S.A. financial statements

II - Income statement for the years ended December 31

(In thousands of €)	2001	% of sales	2000	% of sales	1999	% of sales
OPERATING REVENUES						
Sales	459,540	100.0	548,410	100.0	573,567	100.0
Change in inventory	9,154	2.0	(19,065)	(3.5)	(22,613)	(3.9)
Capitalized production		0.0	1,859	0.4	10,063	1.7
Operating subsidies	58	0.0	43	0.0	32	0.0
Provisions written back	20,943	4.6	21,523	3.9	15,512	2.7
Other operating revenues	693	0.2	522	0.1	1,675	0.3
Total operating revenues	**490,388**	**106.8**	**553,292**	**100.9**	**578,236**	**100.8**
OPERATING EXPENSES						
Purchases of raw materials and consumables	254,903	55.5	272,008	49.6	221,156	38.6
Change in inventory of raw materials & consumables	4,930	1.1	(3,392)	(0.6)	(12,088)	(2.1)
Other operating expenses	157,258	34.2	161,443	29.4	213,820	37.3
Taxes other than on income	7,244	1.6	6,715	1.2	5,872	1.0
Wages and salaries	34,896	7.6	31,629	5.8	30,643	5.3
Social security and other payroll taxes	16,138	3.5	15,052	2.7	14,989	2.6
Depreciation, amortization and provisions:						
• depreciation and amortization	6,171	1.3	6,545	1.2	5,568	1.0
• provisions against current assets	9,437	2.1	15,136	2.8	12,907	2.3
• provisions for risks and charges	15,477	3.4	21,924	4.0	8,832	1.5
Other operating expenses	668	0.1	481	0.1	155	0.0
Total operating expenses	**507,122**	**110.4**	**527,541**	**96.2**	**501,854**	**87.5**
I. OPERATING INCOME/(EXPENSE)	**(16,734)**	**(3.6)**	**25,751**	**4.7**	**76,383**	**13.3**
FINANCIAL INCOME						
Income from investments in subsidiaries & affiliates	10,162	2.3	6,165	1.1	5,425	0.9
Provisions written back	1,100	0.2	692	0.1	593	0.1
Interest income	1,191	0.3	1,381	0.3	1,939	0.3
Foreign exchange gains	1,995	0.4	2,954	0.5	2,059	0.4
Net income from disposals of marketable securities		0.0	298	0.1	10,193	1.8
Total financial income	**14,448**	**3.2**	**11,490**	**2.1**	**20,208**	**3.5**
FINANCIAL EXPENSE						
Additions to provisions	903	0.2	7,755	1.4	692	0.1
Interest expense	6,973	1.5	6,970	1.3	3,926	0.7
Foreign exchange losses	3,028	0.7	5,271	1.0	1,201	0.2
Net losses on disposals of marketable securities		0.0		0.0	15	0.0
Total financial expense	**10,904**	**2.4**	**19,996**	**3.7**	**5,835**	**1.0**
II. NET FINANCIAL INCOME/(EXPENSE)	**3,544**	**0.8**	**(8,506)**	**(1.6)**	**14,374**	**2.5**
III. OPERATING INCOME AFTER INTEREST (I-II)	**(13,190)**	**(2.9)**	**17,245**	**3.1**	**90,756**	**15.8**
NON-OPERATING INCOME						
From revenue transactions	24	0.0	117	0.0	322	0.1
From capital transactions	156	0.0	2,341	0.4	6,866	1.2
Provisions written back	1,620	0.4	980	0.2	1,686	0.3
Total non-operating income	**1,800**	**0.4**	**3,438**	**0.6**	**8,874**	**1.5**
NON-OPERATING EXPENSE						
On revenue transactions	22,848	5.0	9,888	1.8	1,105	0.2
On capital transactions	473	0.1	2,273	0.4	6,831	1.1
Amortization, depreciation and provisions	7,056	1.5	1,809	0.3	1,096	0.2
Total non-operating charges	**30,377**	**6.6**	**13,970**	**2.5**	**9,032**	**1.5**
IV. NET NON-OPERATING ITEMS	**(28,577)**	**(6.2)**	**(10,532)**	**(1.9)**	**(158)**	**0.0**
Employee profit-sharing		0.0		0.0	4,197	0.7
Income tax	(18,572)	(4.0)	909	0.2	28,845	5.0
TOTAL REVENUES	**506,636**	**110.3**	**568,220**	**103.6**	**607,319**	**105.9**
TOTAL EXPENSES	**529,831**	**115.3**	**562,416**	**102.5**	**549,763**	**95.9**
NET INCOME/(NET LOSS)	**(23,195)**	**(5.0)**	**5,804**	**1.1**	**57,556**	**10.0**

Sidel S.A. financial statements

III - Statement of cash flows for the years ended December 31

(In thousands of €)	2001	2000	1999
USES OF FUNDS			
Additions to intangible assets	1,231	3,511	15,166
Additions to property, plant and equipment	1,662	4,742	5,958
Additions to long-term financial investments	788	111,028	54,515
Total additions to non-current assets	**3,681**	**119,281**	**75,639**
Dividends paid		33,327	30,992
Repayment of borrowings	1,985	4,657	442
Reduction of shareholders' equity		51,206	
TOTAL USES OF FUNDS	**5,666**	**208,471**	**107,073**
SOURCES OF FUNDS			
Cash flow (1)	(9,054)	24,343	66,365
Disposals of property, plant and equipment	95	2,341	6,859
Disposals of and reductions in long-term investments		51,225	3,571
Increase in shareholders' equity	2,083	2,944	5,929
Increase in borrowings	379	30,490	65,854
Other sources of funds			2,515
TOTAL SOURCES OF FUNDS	**(6,497)**	**111,343**	**151,093**
CHANGE IN NET WORKING CAPITAL	**(12,163)**	**(97,128)**	**44,020**
Change in operating working capital	(43,690)	(56)	88,423
Change in non-operating working capital	579	(36,909)	48,501
Change in net cash and equivalents	30,948	(60,163)	(92,904)

(1) Cash flow as defined in the revised French chart of accounts, but excluding provisions charged against current assets.

Notes to the parent company financial statements

1 - Accounting principles and methods

The financial statements of Sidel SA are prepared in accordance with accounting principles generally accepted in France and the 1999 French chart of accounts.

General accounting conventions are applied, in accordance with the principle of prudence and the following basic assumptions:
- continuity of operation (going concern),
- consistency of accounting methods from one period to the next,
- independence of accounting periods,

and in accordance with the general rules for preparing and presenting annual financial statements.

The methods of presentation are identical with those used in the previous year.

The following valuation methods are applied:

Sales

The percentage of completion method is used for engineering contracts and contracts which contain an engineering element.

Other contracts are recorded using the completed contract method.

Intangible assets

Intangible assets are stated at historical cost.

Costs related to the SAP information system are amortized over eight years.

Software is capitalized and amortized over 12 months.

Property, plant and equipment

Property, plant and equipment are stated at historical cost.

Depreciation is charged on a straight-line basis over the following useful lives:

- Buildings: 20 years
- Fixtures and fittings: 10 years
- Industrial plant and equipment: 5 to 8 years
- Office equipment and furniture: 10 years
- Computer equipment: 3 to 4 years

For equipment which is subject to accelerated depreciation using the declining balance method, a provision for special tax depreciation is recorded for the annual amount exceeding annual straight-line depreciation.

Long-term investments

Investments in subsidiaries and affiliates are recorded at the lower of cost and estimated fair value (useful value to the Group) at December 31.

Other long-term investments include only treasury stock. These shares were valued at the average market price for the month of December 2001.

Inventories

Bought-in goods and supplies are valued at cost plus incidental expenses.

Finished goods are valued at production cost for the year, excluding interest expense.

Provisions are recorded for items in inventory for more than two years, where the quantity held exceeds average annual consumption over the last three years for machine components and consumption of the last ten years for replacement parts sold by the after-sales service departments.

Provisions for sub-assemblies and finished goods held in inventory for more than a year are booked on the basis of age, obsolescence and market value.

Provisions for risks and charges

Provisions for warranties and start-up costs are booked on sales recorded using the completed contract method.

- Warranty provisions are recorded based on the warranty periods stated in the general conditions of sale and in customer orders. Amounts provided are determined on the basis of statistical analyses per machine and projections made by after-sales service departments.

- The provision for start-up costs relates to machines billed to customers prior to December 31, but not yet in operation at that date.

A provision for losses to completion is recorded when estimated costs are higher than selling price.

Provisions for risks and charges at December 31, 2000 and 2001 have been booked in accordance with CRC rule 2000-06 and CNC opinion 00-01 governing the recognition of liabilities and other provisions.

Exposure to market risks

The Group has little exposure to market risks because Group companies generally quote prices to their customers in euros. Sales billed in foreign currencies at the customer's request are hedged when the order is placed.

In the case where a cover against exchange risks is not allocated due to the cancellation of an order or a recurrent transaction, a provision for exchange losses is recorded if the exchange rate of the forward contract is lower than the exchange rate at December 31.

Financial instruments

A dollar-denominated cumulative contract (long position) existed on December 31, 2001, in an amount of $ 1,040,000. There were no open positions at December 31, 2001.

Receivables and payables

Receivables and payables expressed in euros are recorded at face value.

Receivables and payables expressed in foreign currencies are translated into euros at the year-end exchange rate or the hedged rate as appropriate.

Differences arising from the translation of foreign currency receivables and liabilities at December 31 are recorded in the balance sheet under unrealized translation gains or losses.

A provision for risks is recorded for unrealized foreign exchange losses, determined on a currency by currency basis.

Where the estimated recoverable value of a receivable is less than its book value, a provision is recorded for the difference.

Pension commitments

Similarly to December 31, 2000, future costs of pension commitments payable to employees on the payroll at December 31, 2001 are funded with an insurance company.

Employee profit-sharing

The employee profit-sharing charge shown in the financial statements includes amounts due under both the French statutory scheme and other profit-sharing schemes. At December 31, 2001 the amount of these charges was nil.

Group tax relief

Sidel SA benefits from group tax relief provided under articles 223A et seq. of the French tax code.

The tax expense shown in the parent company financial statements corresponds only to Sidel SA's tax expense.
Tax savings resulting from losses at subsidiaries that can be carried forward are taken to the income statement as soon as the subsidiary loses the opportunity to recover them.

2 - Information concerning certain balance sheet and income statement items

2.1 - Sales by geographical area

(In thousands of €)	2001	2000
FRANCE	40,167	36,081
EUROPE	133,590	181,574
USA/CANADA/MEXICO	119,959	144,907
MIDDLE EAST/AFRICA	39,437	63,742
FAR EAST	98,756	93,140
SOUTH AMERICA	27,631	28,966
	459,540	**548,410**

2.2 - Non-operating items

Net non-operating expense for fiscal years 2000 and 2001 breaks down as follows

(In millions of €)	2001	2000
Costs related to the takeover bid	11.8	0.0
Severance pay	1.0	0.0
Penalties on contracts	1.0	0.2
Change in untaxed provisions	(0.3)	0.4
Waiver of Rafale receivables	6.0	0.0
Negotiated settlement paid to Déminor	2.0	0.0
Change in provisions for disputes	5.8	0.0
General warranty against hidden liabilities	0.4	0.0
Provision for cost of euro changeover	0.0	0.3
Restatement of inventories	0.0	9.1
Other gains and losses	0.8	0.5
	28.5	**10.5**

Costs related to the takeover bid are primarily consulting and legal fees.

A definitive out-of-court settlement was reached with Déminor on January 31, 2002. Under the terms of the settlement and in accordance with articles 2044 et seq. of the French civil code, Déminor received a lump sum payment of € 2 million, in return for withdrawing all claims against Sidel.

Provisions and costs related to disputes cover, in particular, the risk of contractual penalties resulting from customer disputes and the risk of liability for patent infringement.

Inventories and work in process were overstated by € 9.1 million at December 31, 1999 (€ 4.8 million in respect of 1999 and € 4.3 million in respect of 1995-98).

In 1999, operating income should have been € 107.7 million instead of € 112.5 million and net income before minority interests € 71.1 million instead of € 74.0 million.

These overstatements arose due to incorrect accounting entries which reduced the costs of certain contracts billed and increased, by the same amounts, the cost of contracts in progress at the end of the fiscal year.

2.3 - Movements in shareholders' equity

Number of shares	*(In thousands of €)*	Capital stock	Additional paid-in capital	Legal reserve	Other reserves	Retained earnings	Net income for the year	Untaxed provisions	Share-holders' equity
33,271,336	Shareholders' equity at December 31, 2000	79,851	2,787	7,969	105,360	15,363	5,804	6,187	223,321
	Appropriation of 2000 income: Transfer to reserves			16		5,788	(5,804)		0
46,385	Increase in capital stock: Exercise of stock subscription options	112	1,972						2,084
	2001 loss						(23,195)		(23,195)
	Change in untaxed provisions							(346)	(346)
33,317,721	Shareholders' equity at December 31, 2001	79,963	4,759	7,985	105,360	21,151	(23,195)	5,841	201,864

2.4 - Non-current assets

Movements in non-current assets during 2001 and 2000 can be analyzed as follows:

2001 Gross value

At cost *(In thousands of €)*	Jan 1, 2001	Additions	Internal transfers	Decreases	Dec. 31, 2001
INTANGIBLE ASSETS					
Concessions - Patents	1,385				1,385
Goodwill and leasehold rights	91				91
Other intangible assets (software)	11,766	1,230		113	12,883
	13,242	**1,230**		**113**	**14,359**
PROPERTY, PLANT AND EQUIPMENT					
Land and improvements	3,766	1			3,767
Buildings	23,461	1,407		69	24,799
Plant and equipment	20,813	444		726	20,531
Other	8,302	689		478	8,513
In progress	803	93		803	93
Advances and down payments	169			169	0
	57,314	**2,634**		**2,245**	**57,703**
LONG-TERM INVESTMENTS					
Investments in subsidiaries and affiliates	191,311	474			191,785
Receivable from subsidiaries and affiliates	0				0
Sidel shares	18,461	313			18,774
Other financial investments	81			11	70
	209,853	**787**		**11**	**210,629**

The € 474,000 increase in investments in subsidiaries and affiliates related to the increase in the capital of Sidel India.

2001 Depreciation and amortization

(In thousands of €)	Jan 1, 2001	Increase	Decrease/ write-back	Dec. 31, 2001
INTANGIBLE ASSETS				
Concessions, patents,				
Licenses, trademarks	929	29		958
Goodwill	15			15
Other intangible assets	4,361	1,814	114	6,061
	5,305	**1,843**	**114**	**7,034**
PROPERTY, PLANT AND EQUIPMENT				
Land improvements	565	151		716
Buildings	8,986	1,305	15	10,276
Equipment	13,577	1,782	726	14,633
Other	4,625	1,090	398	5,317
	27 753	**4 328**	**1 139**	**30 942**

2.5 - Provisions

Movements in provisions for impairment of certain assets, in provisions for risks and charges and in untaxed provisions break down as follows:

(In thousands of €)	Jan 1, 2001	Increase	Write-back	Dec. 31, 2001
UNTAXED PROVISIONS				
Accelerated tax depreciation	4,238	555	598	4,195
Foreign sites	1,512		303	1,209
Special inventory price increase	437			437
	6,187	**555**	**901**	**5,841**
PROVISIONS FOR RISKS AND CHARGES				
Exchange losses	1,100	376	1,100	376
Warranties	8,816	423		9,239
Taxes	915			915
Machine start-up costs	13,308	9,460	12,612	10,156
Disputes	636	9,507	739	9,404
Déminor agreement	0	2,000		2,000
Other risks and charges	555	588	0	1,143
Costs of changeover to the euro	324		324	
	25,654	**22,354**	**14,775**	**33,233**
PROVISIONS FOR IMPAIRMENT IN VALUE				
Inventories and work in progress	22,893	4,544	6,938	20,499
Trade receivables	3,579	4,893	1,050	7,422
Other long-term investments	6,654	527		7,181
	33,126	**9,964**	**7,988**	**35,102**

The provision for foreign sites at December 31, 2001 relates to Sidel (Malaysia) Industry Sdn Bhd. The provision is being written back at the rate of 20% each year starting in 2001.

The special inventory price increase provision is calculated only on spare parts and components held in stock.

A tax audit covering 1992 and 1993 has been contested by the company. A provision has been booked up to € 915,000, the maximum total risk is estimated to be € 1,521,000.

Changes in provisions for risks and charges of a non-operating nature are indicated in note 2.2 "Non-operating items".

The provision against other long-term investments relates to the impairment in value of the company's investment in Stella (€ 1,244,000) and of Sidel SA treasury shares (€ 5,936,000), based on a share price of € 50.

2.6 - Receivables and payables

Maturities of receivables and payables at December 31, 2001:

(In thousands of €)	Gross amount	Due within 1 year	Due between 1 year and 5 years	Beyond 5 years
RECEIVABLES				
NON-CURRENT ASSETS				
Other financial investments	70	70		
CURRENT ASSETS				
Trade receivables	121,274	121,274		
Other receivables	36,246	14,002	22,244	
Prepaid expenses	527	527		
	158,118	**135,874**	**22,244**	**0**
PAYABLES				
Bank borrowings	103,837	103,837		
Other borrowings	2,349	2,349		
Trade payables	96,184	96,184		
Income and payroll tax payables	11,979	11,979		
Amounts payable to suppliers of fixed assets	241	241		
Other liabilities	29,701	29,701		
Deferred income	1,439	1,439		
	245,730	**245,730**	**0**	**0**

2.7 - Related company balances

At December 31, 2001, the following balance sheet items relate to subsidiaries over 50%-owned by the company.

(In thousands of €)	2001
ASSETS:	
◦ Investments in subsidiaries and affiliates	190,540
◦ Advances and down payments to suppliers	10,308
◦ Trade receivables	20,965
◦ Current accounts	569
◦ Other receivables	104
LIABILITIES:	
◦ Trade payables	28,180
◦ Current accounts	1,970
◦ Advances and down payments received	630

2.8 - Accrued income

At December 31, 2001, accrued income amounted to € 362,000.

2.9 - Accrued expenses

Accrued expenses are as follows:

(In thousands of €)	
◦ Borrowings	378
◦ Trade payables	32,666
◦ Income and payroll tax payables	9,384
◦ Other operating liabilities	16,281
	58,709

2.10 - Prepaid expenses and deferred income

At December 31, 2001, prepaid expenses totaled € 527,000.
At December 31, 2001, deferred income amounted to € 1,439,000.

2.11 - Lease commitments

At December 31, 2001, future rents on fixed assets acquired under capital leases amounted to € 38,434,000 (out of an original amount of € 48,771,000), payable as follows:

(In thousands of €)

	within 1 year	between 1 and 5 years	over 5 years
Land and buildings	5,058	18,670	14,706

The company also has commitments relating to equipment leases amounting to € 5,587,000, which are backed by rental contracts with customers (see financial commitments below).

The company also has outstanding commitments of € 1,204,000 under two contracts for leases of machine tools.

Payments made during the 2001 fiscal year totaled € 8,059,000.

Purchase option prices in the company's lease contracts totaled € 256,000.

2.12 - Income taxes

2.12-1 Effect of untaxed provisions

(In thousands of €)	2001
◦ Net loss for the year	(23,195)
◦ Income tax	18,572
◦ Loss before tax	(41,767)
◦ Change in untaxed provisions	(345)
◦ Loss before tax excluding untaxed provisions	(41,422)

2.12-2 Effect of taxes on non-operating income/(expense)

(In thousands of €)

In 2001, net non-operating items generated a tax credit of € 11.7 million.

2.12-3 Effect of timing differences on the future tax charge

(In thousands of €)	2001
◦ **INCREASE:**	
Special inventory price increase provision	437
Provision for foreign sites	1,210
Accelerated tax depreciation	4,195
	5,842
Increase in the future income tax charge	2,077

(calculated at 35.33%)

• **DECREASE:**

Solidarity contribution	597
Unrealized foreign exchange gains already taxed	545
	1,142
Decrease in the future income tax charge	403
	(calculated at 35.33%)

2.12-4 Income tax and tax carry back

In 2001, the Group carried back the 2000 and 2001 losses of the tax consolidation group. The resulting tax asset, calculated at the rate of 33.33%, totaled € 22.2 million and was included in other receivables at December 31, 2001.

These credits will be eligible for use against tax payments in future fiscal years. The unused portion of the credit, if any, will be reimbursed at the end of five years.

The income tax line of the income statement includes a € 17,065,000 tax credit related to the carry back generated by Sidel SA's 2000 and 2001 losses.

(In thousands of €)	2001	2000
Credit from carry back	17,065	0
Group tax election premium and adjustment to previous year's tax	1,507	(909)
Income tax credit (expense)	**18,572**	**(909)**

2.13 - Directors' interests

In 2001, the 5 executive officers of the company received compensation and benefits in kind totaling € 1,800,921. At December 31, 2001, they held options to subscribe for or purchase 68,050 shares.

- Directors' attendance fees paid in 2001 amounted to € 148,000.
- No loans or guarantees were extended to members of the Board of Directors.

2.14 - Commitments and contingencies

(In thousands of €)	**2001**
◦ Bank guarantees on contracts	26,183
◦ Secured borrowings	nil
◦ Fixed assets acquired under capital leases	38,434
◦ Commitments to repurchase equipment	9,592
◦ Back-to-back rental contracts:	
- rent payable	5,587
- rent receivable	5,603
◦ Machine tool leases	1,204
◦ Forward sales of foreign currency	21,252
◦ Interest rate hedges	nil
◦ Forward purchases of foreign currency	1,180
◦ Guarantees received on orders	552
◦ BNP guarantee for Sidel Mexico	737
◦ BNP Paribas guarantee for Sidel India	3,174

2.15 - Number of employees at December 31

	2001
◦ Managers	288
◦ Supervisors	11
◦ White-collar workers	530
◦ Blue-collar workers	111
	940

Subsidiaries and shareholdings

Financial information in € (In thousands of monetary units) COMPANY	Capital	Shareholders' Equity	% of capital held	Book value Gross	Book value Net	Loans	Guarantees given	Sales	Net income/loss	Dividends received	Comments/ rate at Dec. 31
a) HOLDING and PROPERTY COMPANIES											
SIDEL PARTICIPATIONS INDUSTRIELLES Av de la Patrouille de France 76 930 OCTEVILLE SUR MER	90 633	70 721	100	77,152 K EUR	72,306 K EUR			268	(27 414)		Holding company
b) BLOW MOLDING-FILLING DIVISION											
L T R 25, Rue Robert Schumann 93330 NEUILLY S/MARNE	752	3 049	100	1,524 K EUR	1,524 K EUR			11 350	(198)		Subsidiary of SIDEL S.A.
HEMA TECHNOLOGIES 5, Rue Hervé Marchand 29556 QUIMPER	2 052	2 015	100	4,185 K EUR	4,185 K EUR			19 160	889		Subsidiary of SIDEL PARTICIPATIONS INDUSTRIELLES
REMY EQUIPEMENT Av de la Patrouille de France 76 930 OCTEVILLE SUR MER	1 328	(4 116)	100	4,659 K EUR	4,559 K EUR			42 440	(3 985)		Subsidiary of SIDEL PARTICIPATIONS INDUSTRIELLES
SIDEL BRASIL (in BRL) Rua Frei Liberato de Gries 548 Jardim Arpoador SAO PAULO CEP 05572-210 BRAZIL	6 704	38 780	100	916 K EUR	916 K EUR			42 230	(4 016)		1 BRL = 0.5085 € Subsidiary of SIDEL S.A.
SIDEL INDUSTRY (MALAYSIA) SDN BHD (in ringgit) - Jalan Pendamar - Seksyen 27 40000 SHAH ALAM	10 000	55 737	100	3,024 K EUR	3,024 K EUR			89 055	24 394	3 202	1 MYR = 0.2975 € Subsidiary of SIDEL S.A.
ALSIM Via Botteri 13/A 43 100 PARME	520	3 179	80	3,788 K EUR	3,788 K EUR			33 219	1 067		Subsidiary of SIDEL PARTICIPATIONS
M.A.T. 4 rue Marie Curie Z.A. Les Hautes Vallées 76930 OCTEVILLE SUR MER	150	2 270	51	163 K EUR	163 K EUR			16 284	632		Subsidiary of SIDEL PARTICIPATIONS INDUSTRIELLES
S.A.S Avenue de la Patrouille de France 76930 OCTEVILLE SUR MER	6 209	5 774	100	9,958 K EUR	9,958 K EUR			211	(2 423)		Subsidiary of SIDEL S.A.
MICROONDES ENERGIE SYSTEMES 10-12 rue Auguste Perret ZAC de la Petite Bruyère 94 800 VILLEJUIF	548	360	100	1,644 K EUR	0			548	1 070		Subsidiary of SIDEL PARTICIPATIONS INDUSTRIELLES
MICROONDES ENERGIE THERMIQUE 10-12 rue Auguste Perret ZAC de la Petite Bruyère 94 800 VILLEJUIF	38	39	100	38 K EUR	38 K EUR			-	-		Subsidiary of SIDEL PARTICIPATIONS INDUSTRIELLES
GUERIN DEVELOPPEMENT BP 65 49122 LE MAY	845	783	100	20,719 K EUR	5,852 K EUR			-	(18)		Subsidiary of SIDEL PARTICIPATIONS INDUSTRIELLES

Financial information in €
(In thousands of monetary units)

COMPANY	Capital	Shareholders' Equity	% of capital held	Book value Gross	Book value Net	Loans	Guarantees given	Sales	Net income/loss	Dividends received	Comments/ rate at Dec. 31
GUERIN SYSTEMS BP 65 49122 LE MAY	1 600	4 754	100	2,148 K EUR	2,148 K EUR			20 389	746		Subsidiary of GUERIN DEVELOPPEMENT
GUERIN ESPANA C.T.R.A de la roca a Cardedeu km 3200 08440 CARDEDEU - BARCELONA SPAIN	60	(20)	100	62 K EUR	0			-	(4)		Subsidiary of GUERIN SYSTEMS
GUERIN BRESIL (In BRL) Rua Frei Liberato de Gries 548 Jardim Arpoador SAO PAULO CEP 05572-210 BRAZIL	28	29	100	17 K EUR	0			-	(101)		1 BRL = 0.5085 € Subsidiary of GUERIN DEVELOPPEMENT
MARION 17 rue Mondon - 33 110 LE BOUSCAT	41	(194)	100	2,191 K EUR	0			-	(702)		Subsidiary of SIDEL PARTICIPATIONS INDUSTRIELLES
LA GIRONDINE 17 rue Mondon - 33 110 LE BOUSCAT	76	(2 380)	100	1,010 K EUR	0			9 903	1 236		Subsidiary of SIDEL PARTICIPATIONS INDUSTRIELLES
LA GIRONDINE ESPANA IRUN 20180 OYARZUN GUIPUZLOA	84	(265)	100	99 K EUR	0			253	(229)		Subsidiary of MARION
SIDEL Inc. (in USD) 5600 Sun Court NORCROSS, GA 30092 U.S.A.	2	38 064	100	1,639 K EUR	1,639 K EUR			86 053	4 659		1 USD = 1.1347 € Subsidiary of SIDEL S.A.
SIDEL FAR East Ltd (in HK$) 25 , Canton Road KOWLOON HONG-KONG	1 000	42 487	100	123 K EUR	123 K EUR			40 121	(5 279)	1 503	1 HK$ = 0.1455 € Subsidiary of SIDEL S.A.
SIDEL Italia C. so Sempione 20145 MILAN - ITALY	42	1 440	100	55 K EUR	55 K EUR			4 502	541	375	Subsidiary of SIDEL S.A.
SIDEL Espana S.L. Ginona 34 , 5° B GRANOLLERS SPAIN	60	2 476	100	83 K EUR	83 K EUR			14 554	729	811	Subsidiary of SIDEL S.A.
SIDEL Singapore PTE Ltd (in SG$) Alexendra Post Office PO 155 SINGAPORE 911 506	100	806	100	48 K EUR	48 K EUR			425	70	187	1 SG$ = 0.6133 € Subsidiary of SIDEL S.A.
SIDEL de MEXICO S.A. de C.V. (in MXN) Sofocles 129 - Col. Los Morales Sec. Palmas 11510 MEXICO D.F.	14 724	50 392	100	1,620 K EUR	1,620 K EUR		737 K EUR	183 508	15 496		1 MXN = 0.1234 € Subsidiary of SIDEL S.A.
SIDEL IND ECOM LTDA, SUCURSAL (in pesos) Nicaragua 6028 1414 BUENOS AIRES ARGENTINA	-	1 051	100	0	0			2 618	144		1 ARG = 0.7126 € Subsidiary of Sidel Brazil

Subsidiaries and shareholdings

Financial information in € (In thousands of monetary units)	Capital	Shareholders' Equity	% of capital held	Book value Gross	Book value Net	Loans	Guarantees given	Sales	Net income/loss	Dividends received	Comments/ rate at Dec. 31
COMPANY											
SIDEL GMBH Alfred Nobel Str. 6 68519 VIERNHEIM - GERMANY	128	568	100	128 K EUR	128 K EUR			2 622	45		Subsidiary of Gebo Kaiser
SIDEL INDIA *(in Indian rupees)* 113-116 Bonanza B WING MV ROAD ANDHERI MUMBAI 400059 INDIA	29 754	21 172	100	709 K EUR	709 K EUR		3 174 K EUR	92 014	(17 134)		100 INR = 2.35 € Subsidiary of SIDEL S.A.
SIDEL SHANGHAI (in Chinese yuan) OUTERGAOAQUIAO FREE TRADE ZONE SHANGAI CHINA	1 659	17 520	100	179 K EUR	179 K EUR			24 675	10 260	643	1 CNY= 0.1371 € Subsidiary of SIDEL S.A.
SIDEL VENEZUELA (in Venezuelan bolivar) Avenida Casanova con Calle el recreo CARACAS VENEZUELA	151 178	277 007	100	205 BRL	220 BRL			980 836	136 977		100 VEB = 0.15 € Subsidiary of Sidel Brazil
SIDEL CONTROLADORA (in MXN) Sofocles 129 - Col. Los Morales Sec. Palmas 11510 MEXICO D.F.	100	46	100	10	10				(17)		1 MXN = 0.1234 euro Subsidiary of SIDEL S.A.
SIDEL DE SERVICIOS (in MXN) Sofocles 129 - Col. Los Morales Sec. Palmas 11510 MEXICO D.F.	100	1 778	100	99	99			34 372	610		1 MXN = 0.1234 € Subsidiary of Sidel Controladora
c) OVERWRAPPING-PALLETIZATION DIVISION											
CERMEX *87, route de Seurre* 21910 CORCELLES LES CITEAUX	4 411	24 110	99	25,231 K EUR	25,231 K EUR			50 679	2 005		Subsidiary of SIDEL PARTICIPATIONS INDUSTRIELLES
CERMEX OUEST CONDITIONNEMENT 20 , rue de la Vallée 14100 LISIEUX	960	3 259	99	1,738 K EUR	1,738 K EUR			16 212	163		Subsidiary of CERMEX
CERMEX UK (in GBP) Po Box 12 HUNTINGDON - UNITED KINGDOM	20	35	75	28 K EUR	28 K EUR			2 191	4		1 GBP = 1.6434 € Subsidiary of CERMEX
CERMEX INC (in USD) 4845 South Old Peach Road - Sute 1000 NORCROSS - GA 30071-1504 U.S.A.	25	64	100	250 K USD	250 K USD			1 491	(53)		1 USD = 1.1347 € Subsidiary of SIDEL INC
d) HEALTH-BEAUTY DIVISION											
KALIX 13, Avenue du 1er Mai 91120 PALAISEAU	7 193	8 374	100	10,758 K EUR	10,758 K EUR			22 333	27		Subsidiary of SIDEL PARTICIPATIONS INDUSTRIELLES
A.D.M.V. Z.A.E. les Triboullières 38460 CREMIEU	64	2 145	100	5,259 K EUR	5,259 K EUR			8 620	82		Subsidiary of KALIX

SIDEL

Financial information in € (In thousands of monetary units)	Capital	Shareholders' Equity	% of capital held	Book value Gross	Book value Net	Loans	Guarantees given	Sales	Net income/loss	Dividends received	Comments/ rate at Dec. 31
COMPANY											
BEL 1bis, rue K. Mansfield 77210 AVON	84	514	100	2,287 K EUR	2,287 K EUR			321	2		Subsidiary of KALIX
CITUS 33, Route d'Héricy 77870 VULAINES SUR SEINE	100	1 431	100	344 K EUR	344 K EUR			3 794	752		Subsidiary of BEL
COSMETIS 2 chemin du Port à l'Anguille 77870 VULAINES SUR SEINE	615	(42)	100	616 K EUR	616 K EUR			478	(467)		Subsidiary of SIDEL PARTICIPATIONS INDUSTRIELLES
NORDEN PAC INTERNATIONAL AB (in SEK) PO BOX 845 SE -391 28 KALMAR - SWEDEN	30 755	194 532	100	44,338 K EUR	44,338 K EUR			7 015	3 991	3 242	1 SEK = 0.1075 € Subsidiary of SIDEL S.A.
NORDEN PAC INDUSTRIES AB (in SEK) PO BOX 845 SE -391 28 KALMAR - SWEDEN	5 800	8 187	100	1,841 K SEK	1,841 K SEK			-	709		1 SEK = 0.1075 € Subsidiary of NORDEN PAC INTERNATIONAL AB
EXPORT AB NORDEN (in SEK) PO BOX 845 SE -391 28 KALMAR - SWEDEN	1 400	2 588	100	3,200 K SEK	3,200 K SEK			-	2		1 SEK = 0.1075 € Subsidiary of NORDEN PAC INTERNATIONAL AB
NORDEN TUBE AB (in SEK) PO BOX 845 SE -391 28 KALMAR - SWEDEN	100	103	100	100 K SEK	100 K SEK			-	2		1 SEK =0.1075 € Subsidiary of NORDEN PAC INTERNATIONAL AB
NORDEN PAC DEVELOPMENT AB (in SEK) PO BOX 845 SE -391 28 KALMAR - SWEDEN	500	2 325	100	657 K SEK	657 K SEK			940	74		1 SEK = 0.1075 € Subsidiary of NORDEN PAC INTERNATIONAL AB
NORDISKA TUB AB (in SEK) PO Box 103 SE-544 22 HJO SWEDEN	2 633	104 922	100	75,306 K SEK	75,306 K SEK			227 732	2 729		1 SEK = 0.1075 € Subsidiary of NORDEN PAC INTERNATIONAL AB
NORDISKA TUB AS (in NOK) PO Box 23 NO-3170 SEM NORWAY	4 650	15 350	100	1,083 KSEK	0			-	(196)		1 SEK = 0.1075 € Subsidiary of NORDISKA TUB AB
NORDEN PACKS AB (in SEK) Bangatan 9 SE 265 38 ASTORP SWEDEN	18 696	24 939	100	48,671 K SEK	48,671 K SEK			-	9		1 SEK = 0.1075 € Subsidiary of NORDEN PAC INTERNATIONAL AB
NORDEN PAC PLASTIC AB (in SEK) Bangatan 9 SE 265 38 ASTORP SWEDEN	100	440	100	36,609 K SEK	36,609 K SEK			48 067	(751)		1 SEK = 0.1075 € Subsidiary of NORDEN PACKS AB
GP PLASTINDUSTRI INTRESSENTER AB (in SEK) PO BOX 505 SE-332 28 GISLAVED SWEDEN	100	3 655	100	100 K SEK	100 K SEK			-	-		1 SEK = 0.1075 € Subsidiary of NORDEN PACKS AB

Subsidiaries and shareholdings

Financial information in € (In thousands of monetary units)	Capital	Shareholders' Equity	% of capital held	Book value Gross	Book value Net	Loans	Guarantees given	Sales	Net income/loss	Dividends received	Comments/ rate at Dec. 31
COMPANY											
GP PLASTINDUSTRI AB (in SEK) PO BOX 505 SE-332 28 GISLAVED SWEDEN	1 000	26 581	100	5,600 K SEK	5,600 K SEK			152 961	3 512		1 SEK = 0.1075 € Subsidiary of G.P.I. AB
NORDEN PAC MACHINERY AB (in SEK) PO BOX 845 SE -391 28 KALMAR - SWEDEN	17 337	78 849	100	268,536 K SEK	268,536 K SEK			299 359	11 143		1 SEK = 0.1075 € Subsidiary of NORDEN PAC INTERNATIONAL AB
NORDEN UK LTD (in GBP) Chuch Street SG7 5AF BALDOCK HERTS U.K.	15	383	100	179 K SEK	179 K SEK			1 880	238		1 GBP = 1.6434 € Subsidiary of NORDEN PAC MACHINERY AB
NORDEN FRANCE SARL Space 3, 20 rue Lavoisier 95300 PONTOISE	114	235	100	419 K SEK	419 K SEK			691	107		Subsidiary of NORDEN PAC MACHINERY AB
FASTIGHETS AB MANILLAGARDEN (in SEK) PO BOX 845 SE -391 28 KALMAR - SWEDEN	1 000	10 856	100	4,000 K SEK	4,000 K SEK			11 912	764		1 SEK = 0.1075 € Subsidiary of NORDEN PAC MACHINERY AB
NORDEN PAC PACIFIC PTS LTD (in SG$) 45 Cantonment Road 89748 SINGAPORE	200	240	100	1,058 K SEK	1,058 K SEK			-	-		1 SG$ = 0.6133 € Subsidiary of NORDEN PAC MACHINERY AB
NORDEN PAC GMBH Postfach 31 11 73751 OSTFILDERN GERMANY	26	207	100	1,557 K SEK	1,557 K SEK			1 487	22		Subsidiary of NORDEN PAC MACHINERY AB
NORDEN INC (in USD) 230 Industrial Parkway BRANCHBURG, NJ 08876 U.S.A.	447	2 571	100	3,437 K SEK	3,437 K SEK			13 409	762		1 USD = 1.1347 € Subsidiary of NORDEN PAC MACHINERY AB
NORDEN ANDBRO INC (in USD) 430 Andbro Drive PITMAN, NJ 08071 U.S.A.	100	638	100	216 K USD	216 K USD			3 237	(101)		1 USD = 1.1347 € Subsidiary of NORDEN INC
e) ENGINEERING - CONVEYING DIVISION											
GEBO INDUSTRIES Z.I. rue du commerce 67116 REICHSTETT	32 178	23 141	100	33,431 K EUR	33,431 K EUR			43 538	(12 908)		Subsidiary of SIDEL S.A.
RAFALE TECHNOLOGIES Zone Industrielle, rue du Commerce 67116 REICHSTETT	534	(56)	100	1,982 K EUR	1,982 K EUR	569		8 669	5 077		Subsidiary of SIDEL S.A.
DCS Z.I. rue du commerce 67116 REICHSTETT	69	2 090	100	2,384 K EUR	2,384 K EUR		71	3 161	240		Subsidiary of GEBO INDUSTRIES
GEBO KAISER Alfred Nobel Strasse 4 D - 68519 VIERNHEIM	66	(534)	100	1,849 K EUR	1,849 K EUR		1 867	8 712	167		Subsidiary of GEBO INDUSTRIES

Financial information in €
(In thousands of monetary units)

COMPANY	Capital	Shareholders' Equity	% of capital held	Book value Gross	Book value Net	Loans	Guarantees given	Sales	Net income/loss	Dividends received	Comments/ rate at Dec. 31
GEBO INDUSTRIES INC (in CAD) 1045 Autoroute Chomedy LAVAL, QUEBEC H7W 4V3	-	1 589	100	2,449 K EUR	2,499 K EUR			3 340	3 829		1 CAD = 0.7104 € Subsidiary of GEBO INDUSTRIES
GEBO CONVOYEURS, CONSULTANTS & SYST. (in CAD) 1045 Autoroute Chomedy LAVAL, QUEBEC H7W 4V3	95	20 169	100	62 K CAD	62 K CAD			67 947	3 874		1 CAD = 0.7104 € Subsidiary of GEBO IND. INC
CS IPALCONSULTANTS INC (in CAD) 1045 Autoroute Chomedy LAVAL, QUEBEC H7W 4V3	10	5 890	100	10 K CAD	10 K CAD			14 024	1 076		1 CAD = 0.7104 € Subsidiary of GEBO IND. INC
GEBO PRODUCCION (in CLP) Ojos del Salado 0800 ,Comuna de Quilieura, SANTIAGO, CHILE	204 932	1 129 887	100	695 K CAD	695 K CAD			4 518 782	533 048		100 CLP = 1.70 € Subsidiary of GEBO IND. INC
PROMEC (in CLP) Ojos del Salado 0800 ,Comuna de Quilieura, SANTIAGO, CHILE	40 349	-	100	52,099 K CLP	0			-	(982)		100 CLP = 1.70 € Subsidiary of GEBO PRODUCCION
GEBO I.A.P. (in PHP) Industrial Complex Alabang-Zapote Road Almanza, Las Pinas City PHILIPPINES	12 979	18 487	100	389 K EUR	389 K EUR			42 621	4 080		100 PHP = 2.20 € Subsidiary of GEBO INDUSTRIES
REICHSTETT REALTY CORPORATION (in PHP) Vinnel Belvoir Building 2322 PASONG TAMO EXT. MUNTINLUPA - METRO - MANILA	500	424	100	15 K EUR	0						100 PHP = 2.20 € Subsidiary of GEBO INDUSTRIES
GEBO CORPORATION USA (in USD) 6012 31St EAST STREET BRADENTON- FLORIDA 34203 - 5399	18 523	17 820	100	16,789 K EUR	2,874 K EUR			23 660	(380)		1 USD = 1.1347 € Subsidiary of GEBO INDUSTRIES
GARRO INC (in USD) 6012 31St EAST STREET BRADENTON- FLORIDA 34203 - 5399	1	(2 247)	100	11,000 K USD	11,000 K USD			3 234	(1 378)		1 USD = 1.1347 € Subsidiary of GEBO CORPORATION USA
G.I.S.P. INDUSTRIES (in AUD) 505 St Kilda Road, Level 7, Suite 802, Melbourne, 3004, VIC - AUSTRALIA	1	(124)	100	-	-			162	(124)		1 AUD = 0.5787 € Subsidiary of GEBO INDUSTRIES
SORBAL (in PTE) Burgaes POB 67 3731 VALE DE CAMBRA Codex	750	4 526	100	6,098K EUR	6,098 K EUR			11 304	869		100 PTE =0.004988 € Subsidiary of GEBO INDUSTRIES
GEBO UK (in GBP) 1, Mitre House 149 Western Road Brighton East Sussex BN1 2DD UK	10	(127)	100	25 K EUR	0			85	(46)		1 GBP = 1.6434 € Subsidiary of GEBO INDUSTRIES
GEBO MEXICO (in MXN) Sofocles 129 - Col. Los Morales Sec. Palmas 11510 MEXICO D.F.	100	549	100	99 K MXM	99 K MXM			5 338	1 765		1 MXN = 0.1234 € Subsidiary of Sidel Mexico

Five-year financial summary

(In thousands of € unless indicated otherwise)

	1997	1998	1999	2000	2001
CAPITAL STOCK AT YEAR-END					
• Capital stock	76,537	77,034	81,297	79,851	79,963
• Number of shares of common stock in issue	33,470,102	33,687,341	33,873,594	33,271,336	33,317,721
• Number of investment certificates in issue					
• Number of preferred shares in issue					
• Maximum number of future shares to be created					
- through conversion of bonds					
- through exercise of subscription rights					
- through exercise of stock subscription options	584,279	781,110	654,717	528,667	407,800
INCOME STATEMENT DATA					
• Sales	487,258	555,133	573,567	548,410	459,540
• Net income/(loss) before tax and employee profit-sharing, depreciation, amortization and provisions	80,672	97,292	101,902	36,707	(26,388)
• Income tax	26,058	35,151	28,845	909	(18,573)
• Employee profit-sharing	3,728	5,423	4,197	-	-
• Net income/(loss)	42,058	54,210	57,556	5,804	(23,195)
• Dividend distributed	25,512	30,977	33,874	[illegible]	-
PER SHARE DATA (in €)					
• Net income/(loss) after tax and employee profit-sharing but before depreciation, amortization and provisions	1.52	1.68	2.03	1.08	(0.23)
• Net income/(loss)	1.26	1.61	1.70	0.17	(0.70)
• Dividend	0.76	0.92	1.00	-	-
EMPLOYEE DATA					
• Number of employees at year-end	745	814	889	920	956
• Total wages and salaries	25,198	28,275	30,643	31,629	34,896
• Total employee benefits	12,345	13,766	14,989	15,052	16,138

General information

Bylaws and administration

General information

Sidel is a French public limited liability company (société anonyme), regulated by articles L210.1 et seq. of the French Commercial Code. Its registered office since May 1, 1997 is at Avenue de la Patrouille de France - 76930 Octeville-sur-Mer, France, and the company is registered in the Le Havre Companies Register under No. B 365 501 089 - APE code 295 M.

The company was incorporated on April 30, 1965 and will cease to exist on April 29, 2064 unless it is dissolved prior to that date or an extension is obtained.

Corporate documents may be consulted at the registered office.

Special clauses in the bylaws

Purpose of the company (Article 3 of the bylaws):

• Any and all commercial, industrial or other transactions, operations or ventures related directly or indirectly to the metallurgical and plastics industries, or to electrical, electronic or mechanical engineering.

• The manufacture, construction, repair and maintenance of any and all equipment, appliances, machines, objects, parts or articles of any type or nature, made from any and all materials and intended for any and all uses, by any and all means and processes.

• The purchase and sale of any and all raw materials, of any and all products transformed or manufactured by the company or by any other entity and, generally, any and all primary or manufactured products related to the activity of mechanical engineering, by any and all means.

• The creation, rental, purchase, sale, leasing, installation and direct or indirect operation of any and all industrial or trading facilities or any and all enterprises, land and buildings.

• The purchase or acquisition of any and all patents, licenses, processes and trademarks, the use thereof and their sale or transfer.

• The formation of any and all French or foreign companies, the acquisition of shares or interests in any and all companies or enterprises, guarantee syndicates or other entities, by means of merger, transfer of assets in exchange for shares, subscription, purchase of shares or any and all other means.

• Any and all operations related directly or indirectly to the Company's purposes or which facilitate the realization or development thereof.

Financial year (Article 19 of the bylaws):

The Company's financial year covers a period of twelve months, commencing on January 1 and ending on December 31.

Appropriation of net income (Article 20 of the bylaws):

At least five per cent of net income for the year, less any accumulated deficit, is appropriated to the legal reserve. This appropriation ceases to be compulsory once this reserve represents at least one tenth of the capital stock, and is resumed if the legal reserve becomes less than one tenth of the capital stock.

Distributable earnings comprise net income for the year, less any accumulated deficit and any amounts to be appropriated to reserves pursuant to the law and the bylaws, plus any retained earnings brought forward.

The General Meeting of the shareholders may resolve to appropriate some or all of this amount to ordinary or extraordinary reserves or to retained earnings, based on the recommendations of the Board of Directors.

The balance remaining after these appropriations is distributed to the shareholders in proportion to their percentage interest in the capital stock.

The General Meeting of the shareholders may also resolve, based on the recommendations of the Board of Directors, to distribute amounts out of reserves over which the shareholders have control. In such cases, the resolution must indicate precisely the reserves from which the distribution is to be made.

Except in the case of a capital reduction, no distributions may be made to shareholders if shareholders' equity represents, or would represent after the proposed distribution, less than the sum of its capital stock plus those reserves which are not available for distribution by virtue of the law or the bylaws.

The General Meeting of the shareholders called to approve the financial statements may decide to offer shareholders the option of receiving some or all of any interim or final dividend in cash or in shares, subject to compliance with the applicable legislative and regulatory provisions.

Arrangements for the payment of dividends approved by a General Meeting of the shareholders shall be made by that Meeting, or failing this by the Board of Directors. Dividends must be paid within nine months of the end of the financial year, unless this period is extended by a court decision.

General Meetings of the shareholders (Article 17 of the bylaws):

General Meetings of the shareholders are called and pass resolutions in accordance with the provisions of the relevant laws and decrees.
Fully paid-up shares registered in the name of the same holder for at least two years carry double voting rights.

All shareholders may participate in General Meetings in person or by proxy, upon presentation of proof of their identity and of ownership of the shares at least five days prior to the date of the meeting. However, the Board of Directors may reduce or waive this five-day period, provided that such reduction or waiver is granted to all shareholders and is mentioned in the notice of meeting published in the legal gazette ("BALO").

Disclosure thresholds (Article 10 of the bylaws):

In addition to the disclosure thresholds established in articles L233-7 et seq. of the French Commercial Code, any shareholder whose interest passes above or below 2% of the voting rights is required to notify the Company in accordance with the provisions of articles L233-7 through L233-10 of the French Commercial Code.

In the event of failure to meet the disclosure requirement stated in the preceding paragraph, the shares concerned shall be stripped of voting rights in accordance with the provisions of article L233-14 of the French Commercial Code, at the request of one or more shareholders holding at least 2% of the company's voting rights, such request to be recorded in the minutes of the General Meeting of the shareholders.

Capital stock and share ownership

Capital stock

At April 22, 2002, the company's capital stock stood at € 79,962,530.40, made up of 33,317,721 fully paid up shares with a par value of € 2.40 each, to which were attached a total of 33,065,190 voting rights.

There are no founder's shares, and the company has not issued any convertible bonds, bonds exchangeable for shares or other securities carrying the right to a share in the profits.

The company is authorized to use the means provided by the law to identify owners of shares carrying immediate or future rights to vote at its shareholders' meetings.

The Combined General Meeting of September 17, 1993 authorized the Board of Directors to grant stock options to employees and executive officers of the company and its subsidiaries, pursuant to article L.225-185 of the French Commercial Code. The maximum number of shares that could be issued upon exercise of these options was 350,000.

This plan was adjusted for the one-for-ten bonus share issue of July 8, 1995 and for the four-for-one stock split of May 21, 1996.
All of the options that could be granted under this authorization have been granted.

The Extraordinary General Meeting of October 31, 1997 authorized the Board of Directors to grant stock options to employees and executive officers of Sidel and its subsidiaries, pursuant to article L225-185 of the French Commercial Code. The maximum number of shares that could be issued upon exercise of these options was 350,000. The options granted to date cover the subscription of 204,814 shares.

The total number of outstanding stock options from both plans covers the subscription of 407,800 shares.

The Extraordinary General Meeting of May 19, 1999 authorized the Board of Directors to grant stock purchase options to employees and executive officers of Sidel and its subsidiaries, pursuant to article L225-185 of the French Commercial Code. The maximum number of shares that could be purchased upon exercise of these options was 500,000. The options granted to date cover the purchase of 186,750 shares.

There are no other securities in issue giving access to the company's capital.

Purchase of own shares

The Combined General Meeting of December 22, 1999 renewed the authorizations to the Board of Directors to carry out a share buyback program with the following objectives and uses by order of priority:
- stabilize the market price,
- sell on the market shares purchased when opportunities arose,
- cancel shares in order to optimize earnings per share and improve the return on shareholders' equity,
- implement a share purchase program for employees and/or grant options to purchase shares to employees,
- exchange shares for another company's stock, in connection with an acquisition.

The maximum number of shares which may be acquired is 1,500,000 at a maximum price per share of € 160. The minimum sale price is € 80.
This authorization expired on June 22, 2001.

At January 1, 2000, the Company held 57,871 shares, acquired at an average price of € 64.45.

In 2000 the Company carried out the following:
- Purchase of 857,778 shares at an average price of € 76.87;
- Cancellation of 667,908 shares on November 16, 2000, the average purchase price of these shares being € 76.76.

In January 2001 the Company acquired 9,009 shares at an average price of € 34.81.

At December 31, 2001, the Company held 256,750 shares, acquired at an average price of € 73.12. Of these 256,750 shares, 186,750 are held to cover share purchase options.

Changes in capital stock

Changes in the company's capital stock since January 1, 1995 are presented below:

Date	Operation	Total number of shares	Par value	Capital stock	Amount of the share or merger premium
Jan 95		6,232,190	FF 10	FF 62,321,900	FF 21,602,200
July 95	Issue of 12,385 shares on exercise of options granted under the Sept 17, 1993 plan	6,244,575	FF 10	FF 62,445,750	FF 26,880,740
Sept 95	1-for-10 bonus issue, 624,457 shares alloted	6,869,032	FF 10	FF 68,690,320	FF 26,880,740
Dec 95	Issue of 38,465 shares on exercise of options granted under the Sept 17, 1993 plan	6,907,497	FF 10	FF 69,074,970	FF 42,360,955
June 96	Issue of 3,367 shares on exercise of options granted under the Sept 17, 1993 plan	6,910,864	FF 10	FF 69,108,640	FF 43,625,095
July 96	Increase of capital by incorporation of reserves and the increase of par value from FF 10 to FF 60	6,910,864	FF 60	FF 414,651,840	–
July 96	Reduction in par value from FF 60 to FF 15 by the exchange of 4 new shares for 1 old share	27,643,456	FF 15	FF 414,651,840	–
Dec 96	Issue of 86,812 shares on exercise of options granted under the Sept 17, 1993 plan	27,730,268	FF 15	FF 415,954,020	FF 8,444,675
Oct 97	Increase of capital following the merger-absorption of Gebo Industries. Issue of 5,647,929 new shares.	33,378,197	FF 15	FF 500,672,955	FF 143,019,135
Oct 97	Imputation of merger costs of FF 6,881,065 against the merger premium	33,378,197	FF 15	FF 500,672,955	FF 136,138,070
Dec 97	Issue of 91,905 shares on exercise of options granted under the Sept 17, 1993 plan	33,470,102	FF 15	FF 502,051,530	FF 151,958,818
Dec 98	Issue of 217,239 shares on exercise of options granted under the Sept 17, 1993 and Oct. 31, 1997 plans	33,687,341	FF 15	FF 505,310,115	FF 176,539,261
March 99	Conversion of capital to euros	33,687,341	€ 2.40	€ 80,849,618	FF 26,913,236
Dec 99	Issue of 186,253 shares on exercise of options granted under the Sept 17, 1993 and Oct. 31, 1997 plans	33,873,594	€ 2.40	€ 81,296,625.60	€ 32,105,798.09
Nov 00	Cancellation of 667,908 shares of treasury stock	33,205,686	€ 2.40	€ 79,693,646.40	–
Dec 00	Issue of 65,650 shares on exercise of options granted under the Sept 17, 1993 and Oct. 31, 1997 plans	33,271,336	€ 2.40	€ 79,851,206.40	€ 2,786,846.12
Jan 01	Issue of 200 shares on exercise of options granted under the Sept 17, 1993 plan	33,271,536	€ 2.40	€ 79,851,686.40	€ 2,794,796.46
July 01	Issue of 46,185 shares on exercise of options granted under the Sept 17, 1993 and the Oct. 31, 1997 plans	33,317,721	€ 2.40	€ 79,962,530.40	€ 4,758,779.70

Share performance and trading volumes

Sidel shares were floated on the Paris *Second Marché* on October 21, 1993. The share was admitted to an official listing on the *Premier Marché* (Monthly Settlement Market) on May 25, 1994.

Share performance and trading volumes for the past 22 months are shown below:

Month	Number of shares exchanged	Trading volume (in millions of €)	High (in €)	Low (in €)	Last price (in €)
2000					
July	1,847,561	159,325	89.90	81.20	87.90
August	1,522,188	121,621	86.30	76.70	76.70
September	3,336,134	229,307	80.40	61.00	64.60
October	2,811,667	171,861	68.50	58.70	61.90
November	2,663,986	160,994	65.00	57.00	57.00
December	3,758,782	191,581	55.70	47.20	48.40
2001					
January	5,684,202	208,529	49.40	32.30	38.40
February	2,013,360	74,659	39.10	34.00	39.10
March	2,941,339	114,717	44.00	33.00	41.20
April	7,708,618	380,345	49.45	49.28	49.40
May	2,734,306	135,042	49.75	45.55	47.25
June	369,204	17,606	48.64	45.85	47.83
July	414,191	20,524	50.25	46.50	49.29
August	129,117	6,456	50.10	50.00	50.01
September	295,736	14,788	50.20	50.00	50.00
October	273,070	13,654	50.10	50.00	50.00
November	140,860	7,043	50.10	50.00	50.02
December	73,116	3,656	50.10	50.00	50.01
2002					
January	38,150	1,627	53.00	30.25	43.27
February	28,862	1.029	41.94	31.76	35.44
March	23,393	0.904	42.00	34.23	38.28
April	16,200	0.564	36.51	34.20	34.81

Changes in ownership of shares and voting rights

	Dec. 31, 1998		Dec. 31, 1999		Dec. 31, 2000		Dec. 31, 2001	
	Shares	Voting rights	Shares	Voting rights	Shares	Voting rights	Shares	Voting rights
Total number	33,687,341	43,340,663	33,873,594	39,530,930	33,271,336	37,373,594	33,317,721	33,065,390
Total registered shares	32.8%	48.1%	17.4%	29.2%	14.3%	23.6%	0.0%	0.0%
Bearer shares	67.2%	51.9%	82.6%	70.8%	85.7%	76.4%	100.0%	100.0%
Tetra Laval							95.1%	95.9%
Management	6.7%	10.3%	5.7%	9.5%	4.6%	7.9%	-	-
Financière et Industrielle GAZ et EAUX	10.0%	14.9%	6.9%	11.7%	5.6%	9.9%	-	-
C.I.T.A. (Compagnie d'Investissements dans les Technologies Avancées)	4.9%	7.6%	3.6%	6.1%	2.3%	3.9%	-	-
Schoen family	9.1%	12.4%	1.3%	1.1%	1.3%	1.2%	-	-
BANEXI	0.8%	1.2%	0.6%	1.0%	0.5%	0.9%	-	-
SIDEL	0.2%	-	0.2%	-	0.7%	-	0.8%	-
Public	68.3%	53.6%	81.7%	70.6%	85.0%	76.2%	4.1%	4.1%

Overall and per share results

SIDEL

	2001	2000	1999
Number of shares*	33,060,971	33,023,595	33,815,723
Parent company			
Operating income/(loss) after interest (in millions of €)			
Before tax	(13.2)	17.2	90.8
After tax	(7.8)	8.0	54.8
Operating income/(loss) after interest per share (in €)			
Before tax	(0.40)	0.52	2.68
After tax	(0.24)	0.24	1.62
Net income/(loss) (in millions of €)			
Before tax	(41.8)	6.7	86.4
After tax	(23.2)	5.8	57.6
Earnings/(loss) per share (in €)			
Before tax	(1.26)	0.20	2.56
After tax	(0.70)	0.18	1.70
Consolidated			
Operating income after interest (in millions of €)			
Before tax	10.2	58.0	121.5
After tax	7.7	42.4	78.0
Operating income after interest per share (in €)			
Before tax	0.31	1.76	3.59
After tax	0.23	1.28	2.31
Net income/(loss) (in millions of €)			
Before tax	(46.6)	37.7	116.6
After tax	(47.0)	24.9	74.0
Earnings/(loss) per share (in €)			
Before tax	(1.41)	1.13	3.45
After tax	(1.42)	0.74	2.18
Net income (in millions of €)	(47.5)	24.3	73.7
Net income per share (in €)	(1.44)	0.74	2.18
Dividends			
Total dividends (in millions of €)	-	-	33.8
Dividend per share (in €)	-	-	1.00

*The number of shares corresponds to the number outstanding at December 31, less treasury stock.

Additional information

Dependence and patents

The Group is not dependent to any material extent as regards patents and licenses or procurement, industrial, commercial or financial contracts.

Patent protection is obtained for the development and launch of all new products.

The company owns the SIDEL SA mark.

Exceptional events and disputes

To the best of the company's knowledge, there are no exceptional events or disputes which may have, or have recently had, an influence on the business, results, financial position, or assets and liabilities of the company or of the Group.

The company wishes to indicate that it has been informed of a preliminary investigation launched by the Paris public prosecutor's office concerning financial information published on the company in 1999 concerning the Actis process and its developments. This investigation is still in progress.

In addition, the company has been informed that the French stock exchange authorities (COB) have launched investigations regarding trading in SIDEL stock and the corresponding financial information.

Auditors

	First appointed	Term of office expires at General Meeting held to approve the financial statements for
STATUTORY AUDITORS		
Société d'Expertise Comptable Economique et Financière (SECEF) 3, rue de Turique - 54000 NANCY represented by: Francis VALLET	May 20, 1980	2003
La Société BEFEC-PRICE WATERHOUSE 32, rue Guersant - 75017 PARIS represented by: Mike MORALEE	May 21, 1996	2001
ALTERNATE AUDITORS		
Marie-Louise LIGER (SECEF) 3, rue de Turique - 54000 NANCY	May 22, 1992	2003
Pierre DUFILS (BEFEC-PRICE WATERHOUSE) 32, rue Guersant - 75017 PARIS	May 21, 1996	2001

The General Meeting of shareholders of June 26, 2002 will be asked to reappoint BEFEC-PRICEWATERHOUSE and Pierre DUFILS for a new term.

HEAD OFFICE

Avenue de la Patrouille de France • Octeville-sur-mer

Boîte postale 204 • 76053 Le Havre cedex France

Phone: +33 (0)2 32 85 86 87 • **Fax:** +33 (0)2 32 85 81 00

Web site: www.sidel.com • **Email:** com@sidel.com

FINANCIAL INFORMATION

Group's Chief Financial Officer: Gilles Ruckstuhl

Shareholder's Relations Department: +33 (0)2 32 85 81 81